UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

(A free translation of the original in Portuguese)

Fibria Celulose S.A.
Quarterly Information for the
Quarter Ended September 30, 2010
and Report of Independent Accountants
on Limited Review

(A free translation of the original in Portuguese)

Report of Independent Accountants on
Limited Review

To the Board of Directors and Shareholders
Fibria Celulose S.A.

1
We have carried out a limited review of the accompanying balance sheet (Parent company and Consolidated) of Fibria Celulose S.A. and its subsidiaries (the "Company") and its subsidiaries as of September 30, 2010 and of the related statements of operations, of changes in shareholders' equity and of cash flows. This financial information is the responsibility of the Company's management.

2
Our review was conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), together with the Federal Accounting Council (CFC) and mainly comprised analytical review procedures to financial data and inquiries of personnel responsible for accounting and financial matters about the criteria applied in the preparation of the financial information.

3
Based on our limited review we are not aware of any material modifications that should be made to the financial information for it to be in conformity with accounting practices adopted in Brazil and the rules and regulations of the Brazilian Securities Commission (CVM) for the preparation of quarterly financial information.

4
As mentioned in Note 2, the Brazilian Securities Commission (CVM) approved a number of new accounting standards, interpretations and opinions issued by the Brazilian Accounting Standards Committee (CPC), which were adopted by the Company as from 2010, which modify the accounting practices adopted in Brazil. These new accounting standards were adopted, for all periods presented, in the preparation of the Company financial information for as of and for the nine-month period ended September 30, 2010.

5
The financial information also includes the balance sheet as at December 31, 2009. We audited this information at the time of its preparation, in connection with our audit of the financial statements for the year then ended, and expressed an unqualified opinion thereon dated April 21, 2010. The financial information also includes the statement operations for the nine-month period ended September 30, 2009, which was reviewed by other auditors, who issued an unqualified report dated November 12, 2009, before adoption of the adjustments to the financial information pursuant to CPC No 23 - "Accounting Policies, Estimate Changes and Errors" (Note 2). In connection with our review, as mentioned in paragraph 1, we have audited these adjustments to the financial information, which in our opinion, are, in all material respects, fairly presented.

São Paulo, November 10, 2010

PricewaterhouseCoopers	Carlos Eduardo Guaraná Mendonça
Auditores Independentes	Contador CRC 1SP196994/O-2
CRC 2SP000160/O-5

Fibria Celulose S.A. and Subsidiaries

Balance Sheets
In thousands of Brazilian reais	(A free translation of the original in Portuguese)

		Parent company			Consolidated
Assets	Note	September 30, 2010	June 30, 2010	December 31, 2009	September 30, 2010	June 30, 2010	December 31, 2009

Current
Cash and cash equivalents	3	94,868	33,095	188,427	479,839	633,870	645,479
Trading securities	3	1,537,043	1,582,405	2,843,215	1,644,330	1,687,340	3,251,903
Derivative financial instruments	18	60,086	14,440		60,258	14,440	5,122
Trade accounts receivable	4	606,230	245,329	871,375	1,017,439	1,219,166	842,848
Inventories	5	470,224	425,816	370,646	1,051,132	931,705	834,371
Recoverable taxes	6	158,567	179,081	216,051	226,594	262,586	231,294
Intercompany receivables		1,551
Other		67,084	71,181	210,419	140,398	135,074	254,222

		2,995,653	2,551,347	4,700,133	4,619,990	4,884,181	6,065,239

Non-current
Trading securities	3		27,968	65,439		27,968	65,439
Intercompany receivables	8	8,664	25,737	5,464
Deferred income taxes	7	918,154	867,796	802,750	1,337,792	1,381,798	1,283,544
Recoverable taxes	6	321,211	281,241	262,698	626,556	344,438	372,509
Advances to suppliers	14	533,299	569,457	559,683	660,104	679,739	679,389
Assets held for sale		16,959
Other accounts receivable		60,098	50,791	96,646	103,116	91,149	120,644
Investments in subsidiaries and affiliates	9	8,593,124	11,763,600	11,330,192	8,485	15,021	15,430
Biological assets	11	2,619,798	2,646,110	2,662,053	3,742,472	3,784,703	3,831,822
Property, plant and equipment	10	7,397,133	4,427,787	4,449,540	13,487,565	13,808,466	14,037,031
Intangible assets	12	5,372,690	5,392,986	5,437,905	5,378,567	5,398,023	5,443,354

		25,841,511	26,053,854	25,672,370	25,344,657	25,531,305	25,849,162

Total assets		28,837,164	28,605,201	30,372,503	29,964,647	30,415,486	31,914,401

Fibria Celulose S.A. and Subsidiaries

Balance Sheets
In thousands of Brazilian reais	(continued)

		Parent company			Consolidated
Liabilities and shareholders' equity	Note	September 30, 2010	June 30, 2010	December 31, 2009	September 30, 2010	June 30, 2010	December 31, 2009

Current
Loans and financings	14	498,070	468,763	974,298	897,559	899,598	1,465,953
Trade accounts payable		270,242	576,806	424,247	377,461	449,724	384,282
Taxes payable		36,721	32,563	22,724	69,400	62,749	39,400
Payroll and related charges		102,978	84,506	96,976	131,780	106,447	123,326
Dividends		2,164	2,164	2,166	2,164	2,164	2,293
Derivative financial instruments				3,900
Accounts payable - Aracruz acquisition		1,392,839	1,240,615	2,430,289	1.392,839	1,240,615	2,430,289
Advances from subsidiaries		124,467
Other accounts payable		148,343	246,433	66,587	88,006	80,793	51,371

		2,575,824	2,651,850	4,021,187	2,959,209	2,842,090	4,496,914

Non-current
Loans and financings	14	5,133,052	4,695,138	3,715,686	10,005,978	10,521,854	9,511,141
Intercompany loan payable	8	4,507,390	4,592,285	5,174,199
Taxes payable in installments	15	71,284	64,021	59,702	71,605	64,021	59,702
Deferred income tax		854,589	658,555	653,573	1,154,222	955,442	975,420
Provision for contingencies	15	122,444	121,947	334,361	129,652	130,392	340,934
Accounts payable - Aracruz acquisition			546,820	1,253,890		546,820	1,253,890
Other		87,301	91,585	103,411	136,623	150,315	200,981

		10,776,060	10,770,351	11,294,822	11,498,080	12,368,844	12,342,068

Shareholders' equity
Capital	17	8,379,397	8,379,397	8,379,397	8,379,397	8,379,397	8,379,397
Capital reserve		2,688	2,688	2,688	2,688	2,688	2,688
Revaluation reserve		9,354	9,647	10,274	9,354	9,647	10,274
Treasury shares		(10,346)	(10,346)	(756)	(10,346)	(10,346)	(756)
Revenue reserves		5,046,987	5,046,695	5,046,067	5,046,987	5,046,695	5,046,067
Fair value equity adjustments		1,618,824	1,618,824	1,618,824	1,618,824	1,618,824	1,618,824
Retained earnings		438,376	136,095		438,376	136,095

Shareholders' equity attributed to the company's shareholders		15,485,280	15,183,000	15,056,494	15,485,280	15,183,000	15,056,494
Non-controlling equity interest					22,078	21,552	18,925

		15,485,280	15,183,000	15,056,494	15,507,358	15,204,552	15,075,419

Total liabilities and shareholders' equity		28,837,164	28,605,201	30,372,503	29,964,647	30,415,486	31,914,401

The accompanying notes are an integral part of the quarterly information.

Fibria Celulose S.A. and Subsidiaries

Statements of Operations
In thousands of Brazilian reais	(A free translation of the original in Portuguese)

		Parent company
		2010		2009
		July 1 to	January 1 to	July 1 to	January 1 to
	Note	September 30	September 30	September 30	September 30

Operating revenues		1,281,265	3,620,633	615,176	1,862,765

Sales deductions		(131,441)	(354,834)	(98,476)	(278,103)

Net operating revenues		1,149,824	3,265,799	516,700	1,584,662
Cost of sales		(1,034,986)	(2,879,545)	(536,799)	(1,364,074)

Gross profit		114,838	386,254	(20,099)	220,588

Operating expenses
Selling		(38,491)	(149,041)	46,393	(57,428)
General and administrative		(69,728)	(190,747)	(32,714)	(97,119)
Management fees	8	(4,364)	(14,029)	(831)	(2,952)
Financial results
Income	19	99,196	256,086	25,093	119,476
Expenses	19	(201,017)	(636,263)	(127,258)	(463,733)
Indexation charges and exchange losses, net	19	484,529	201,645	221,883	760,903
Equity in the earnings of subsidiaries and affiliates		30,747	544,297	97,111	312,587
Other income and expenses, net		32,417	30,589	(31,925)	(95,588)
Gain on remeasurement of original investment in Aracruz upon acquisition of control					1,378,924
		333,289	42,537	197,752	1,855,070

Income before taxes on income		448,127	428,791	177,653	2,075,658

Income taxes - (expense) benefit
Current	7		82,922
Deferred	7	(145,846)	(73,337)	(19,041)	(140,432)

Net income for the period		302,281	438,376	158,612	1,935,226

Fibria Celulose S.A. and Subsidiaries

Statements of Operations
In thousands of Brazilian reais	(continued)

		Consolidated
		2010		2009
		July 1 to	January 1 to	July 1 to	January 1 to
	Note	September 30	September 30	September 30	September 30

Operating revenues		2,156,407	6,513,364	1,563,723	4,773,726

Sales deductions		(359,915)	(1,232,591)	(161,463)	(471,880)

Net operating revenues		1,796,492	5,280,773	1,402,260	4,301,846
Cost of sales		(1,316,386)	(3,875,620)	(1,202,758)	(3,652,229)

Gross profit		480,106	1,405,153	199,502	649,617

Operating expenses
Selling		(80,447)	(243,496)	(77,858)	(232,477)
General and administrative		(79,787)	(223,185)	(68,402)	(189,326)
Management fees	8	(5,235)	(15,057)	(4,394)	(10,704)
Financial results
Income	19	118,157	331,909	234,995	531,100
Expenses	19	(300,102)	(879,465)	(284,094)	(979,641)
Indexation charges and exchange losses, net	19	430,283	139,698	616,871	2,199,879
Equity in the earnings (losses) of affiliates		(6,537)	(7,144)	4,677	(978)
Other expenses, net		(24,900)	(22,887)	(74,946)	(134,223)
Gain on remeasurement of original investment in Aracruz upon acquisition of control					1,378,924
		51,432	(919,627)	346,849	2,562,554

Income before taxes on income		531,538	485,526	546,351	3,212,171

Income taxes - (expense) benefit
Current	7	(2,090)	73,182	(17,396)	(28,191)
Deferred	7	(226,644)	(117,385)	(161,100)	(629,117)

Net income for the period		302,804	441,323	367,855	2,554,863

Attributable to
Shareholders of the Company		302,281	438,376	158,612	1,935,226
Non-controlling equity interest		523	2,947	209,243	619,637

Net income for the period		302,804	441,323	367,855	2,554,863

The accompanying notes are an integral part of the quarterly information.

Fibria Celulose S.A.

Statements of Changes in Shareholders' Equity
In thousands of Brazilian reais	(A free translation of the original in Portuguese)

					Revenue reserves
									Fair value
		Capital	Revaluation	Treasury			Undistributed	Retained	equity
	Capital	reserve	reserve	shares	Legal	Investments	dividends	earnings	adjustments	Total

At December 31, 2008	3,052,211	2,688	12,073		248,193	835,241				4,150,406
Prior year adjustments
First-time adoption of CPCs 15 to 40								2,032,860		2,032,860
Transfer to revenue reserves						2,032,860		(2,032,860)

At January 1, 2009	3,052,211	2,688	12,073		248,193	2,868,101				6,183,266
Capital increase (Note 1)	4,005,091									4,005,091
Acquisition of shares (Note 16)				(756)						(756)
Share issuance (Note 16)	529,843	792,252								1,322,095
Capitalization of share premium reserve (Note 16)	792,252	(792,252)
Realization of reserves			(1,799)					1,799
Other						(1,251)				(1,251)
Fair value equity adjustments									1,618,824	1,618,824
Net income for the year								1,929,225		1,929,225
Appropriation to legal reserve					25,675			(25,675)
Mandatory dividends							121,958	(121,958)
Transfer to revenue reserves						1,783,391		(1,783,391)

At December 31, 2009	8,379,397	2,688	10,274	(756)	273,868	4,650,241	121,958		1,618,824	15,056,494
Realization of reserves			(920)			920
Acquisition of treasury shares				(9,590)						(9,590)
Net income for the period								438,376		438,376

At September 30, 2010	8,379,397	2,688	9,354	(10,346)	273,868	4,651,161	121,958	438,376	1,618,824	15,485,280

The accompanying notes are an integral part of the quarterly information.

Fibria Celulose S.A. and Subsidiaries

Statements of Cash Flows
In thousands of Brazilian reais	(A free translation of the original in Portuguese)

	Parent company
	2010		2009
	July 1 to	January 1 to	July 1 to	January 1 to
	September 30	September 30	September 30	September 30

Income before taxes on income	448,127	428,791	177,653	2,075,658

Adjustments for
Depreciation, depletion and amortization	271,469	723,632	99,746	312,580
Foreign exchange variations and indexation charges	(484,529)	(201,645)	(225,285)	(704,464)
Fair value of derivative contracts	(52,778)	(52,492)	9,555	(21,563)
Equity in earnings of subsidiaries and affiliates	(30,747)	(544,297)	(97,111)	(312,587)
Fair value of the initial 12.35% interest in Aracruz				(1,378,924)
Present value adjustment of accounts payable for acquiring shares	54,213	241,993	142,756	255,156
Gain/loss on the sale of property, plant or equipment	(1,599)	3,658
Appropriation of interest on securities	(39,465)	(105,848)	(32,022)	(82,954)
Appropriation of interest on loans and financing	73,154	290,917	(24,316)	185,833
Change in fair value of biological assets		(51,070)
Subsidiaries appreciation amortization	(4,228)	(4,228)	76,548	76,548
Additions to/reversals of the provision for contingencies and the allowance for doubtful accounts	55,263	22,838	(35,095)	(32,268)
Other
Decrease (increase) in assets
Accounts receivable	(379,558)	288,971	(1,389)	1,012
Inventories	(69,487)	(125,296)	7,615	(2,833)
Recoverable taxes	(2,054)	(7,687)	24,069	34,355
Intercompany credits	15,521	(4,752)	15,753	15,753
Other accounts receivable/advances to suppliers	14,793	188,833	(16,351)	4,532

Increase (decrease) in liabilities
Suppliers	(91,225)	57,691	(3,839)	4,316
Accrued taxes	4,129	3,564	1,328	(358)
Payroll and related charges	18,472	6,002	9,934	5,176
Intercompany debits	304,865	(275,235)	32,604
Provision for contingencies and legal deposits	818	818	(10,658)	(10,658)
Other accounts payable	(100,830)	8,688	(34,982)	(24,101)
	4,324	893,846	116,873	400,210
Cash from operations
Interest received on securities	22,436	76,799	17,301	36,295
Interest paid on loans and financing	(63,363)	(246,076)	(35,546)	(142,830)
Interest on own capital and dividends			89,217	89,217

Net cash provided by operating activities	(36,603)	724,569	187,485	382,892

Investment activities
Installments paid for acquisition of Aracruz	(448,809)	(2,533,333)	(487,848)	(987,848)
Acquisition of property, plant and equipment	(224,460)	(533,949)	(55,714)	(179,013)
Securities	90,360	1,400,660	669,578	(1,435,398)
Capital increase in subsidiary		(228,819)	(185,734)	(969,266)
Increase in intangible assets			(8,263)	(8,263)
Proceeds on the sale of property, plant and equipment	4,793	6,225
Settled derivative contracts	7,132	(11,494)	(33,042)	(139,958)
Dividends		301,083
Other	(631)	(631)

Cash used in investment activities	(571,615)	(1,600,258)	(101,023)	(3,719,746)

Financing activities
Borrowings	873,266	3,244,849	266,815	912,925
Capital subscription in cash				2,998,390
Payments of loans and financing- principal	(200,163)	(2,449,887)	(342,412)	(919,066)
Treasury shares		(9,587)
Other	(3,284)	(3,286)	10	(30)

Cash generated by (used in) financing activities	669,819	782,089	(75,587)	2,992,219

Effects of exchange rate changes on cash	172	41

Net increase (decrease) in cash and cash equivalents	61,773	(93,559)	10,875	(344,635)

Cash and cash equivalents at the beginning of the period	33,095	188,427	12,322	367,832

Cash and cash equivalents at the end of the period	94,868	94,868	23,197	23,197

Fibria Celulose S.A. and Subsidiaries

Statements of Cash Flows
In thousands of Brazilian reais	(continued)

	Consolidated
	2010		2009
	July 1 to	January 1 to	July 1 to	January 1 to
	September 30	September 30	September 30	September 30

Income before taxes on income	531,537	485,525	546,353	3,212,171

Adjustments for
Depreciation, depletion and amortization	456,784	1,275,943	303,544	924,845
Foreign exchange variations and indexation charges	(430,283)	(139,698)	(691,649)	2,381,120
Fair value of derivative contracts	(52,950)	(52,663)	(16,370)	(195,974)
Equity in losses (earnings) of affiliates	6,537	7,145	(4,678)	977
Fair value of the initial 12.35% interest in Aracruz				(1,378,924)
Present value adjustment of accounts payable for acquiring shares	54,213	241,993	121,201	360,952
Loss on the sale of property, plant or equipment	2,065	12,773	(3,177)	(25,254)
Appropriation of interest on securities	(42,599)	(144,474)	(36,304)	(108,321)
Appropriation of interest on financing	220,340	574,224	173,447	567,787
Change in fair value of biological assets		(68,296)
Additions to/reversals of the provision for contingencies and allowance for doubtful accounts and other	41,349	27,181	(46,481)	(31,744)

Decrease (increase) in assets
Accounts receivable	131,305	(184,430)	(133,090)	(113,861)
Inventories	(115,700)	(216,989)	(127,840)	17,567
Recoverable taxes	(40,585)	(80,290)	13,817	29,276
Intercompany credits			(2,441)	(5,406)
Other accounts receivable/advances to suppliers	(13,141)	97,050	(23,796)	11,835

Increase (decrease) in liabilities
Suppliers	(77,174)	(21,904)	43,208	12,119
Accrued taxes	5,285	21,070	(9,022)	(80,918)
Payroll and related charges	25,340	8,461	26,405	30,381
Provision for contingencies and legal deposits	(374)	(374)
Other accounts payable	(8,486)	(81,458)	(15,461)	(11,310)

Cash from operations
Interest received on securities	27,422	102,293	36,.667	652,805
Interest paid on loans and financing	(119,775)	(496,890)	(196,450)	(649,737)
Income and social contribution taxes paid	(2,452)	(14,218)	(15,408)	(19,672)

Net cash provided by (used in) operating activities	598,658	1,351,974	(57,525)	818,474

Investment activities
Installments paid for acquisition of Aracruz	(448,809)	(2,533,333)	(466,173)	(1,364,329)
Acquisition of property, plant and equipment	(302,003)	(713,476)	(257,644)	(1,224,682)
Securities	86,155	1,715,193	999,365	(1,486,502)
Proceeds on the sale of property, plant and equipment	4,611	8,214	(602)	23,461
Settled derivative contracts	7,132	(2,473)	(33,042)	(139,958)

Cash provided by (used in) investment activities	(652,914)	(1,525,875)	241,904	(4,192,010)

Financing activities
Borrowings	2,269,886	5,978,140	774,382	1,893,098
Payments of loans and financing - principal	(2,326,205)	(5,942,709)	(342,182)	(1,379,034)
Capital subscription in cash				2,998,390
Acquisition of treasury shares		(9,587)
Other	2	(127)	5	(39)

Cash generated by (used in) financing activities	(56,317)	25,717	432,205	3,512,415

Effects of exchange rate changes on cash	(43,458)	(17,726)	(32,748)	(90,286)

Net increase (decrease) in cash and cash equivalents	(154,031)	(165,910)	583,836	48,593

Cash and cash equivalents at the beginning of the period	633,870	645,749	142,977	678,220

Cash and cash equivalents at the end of the period	479,839	479,839	726,813	726,813

(A free translation of the original in Portuguese)

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

1	Operations and New Business Development

Business

Fibria Celulose S.A. (formerly, Votorantim Celulose e Papel S.A. ("VCP") (or "Parent company") and its subsidiaries (the "Company", "Fibria" or "we") are mainly engaged in forestry exploration and the manufacture and sale of short fiber pulp, printing and writing paper, and special papers.

The Company's business is strongly affected by global paper and pulp prices, which are historically cyclical and subject to significant volatility over short periods, as a result of, among other factors: (a) global demand for paper and pulp products; (b) global production capacity and strategies adopted by the main producers; and (c) availability of substitutes for these products. All these factors are beyond the control of the Company's management.

(a)	Acquisition of Aracruz shares

On January 20, 2009 the Company acquired a 12.35% equity interest in the total capital of Aracruz Celulose S.A. ("Aracruz") (28% of voting capital or 127,506,457 common shares) for R$ 2,710,000, payable in six semi-annual fixed installments, with maturities until July 2011, free of interest and charges.

Additionally, on March 5, 2009, VCP acquired an additional 127,506,457 common shares of Aracruz, comprising 28% of its voting capital, for R$ 2,710,000, payable in six semi-annual fixed installments, with maturities until July 2011, free of interest and charges.

On May 27, 2009, BNDES Participações S.A. - BNDESPAR, as the owner of 56,880,857 common shares of Aracruz, subscribed for 43,588,699 preferred shares issued by VCP, which was paid-up through a contribution of Aracruz shares valued at R$ 14.56 each, amounting to R$ 828,185.

On July 1, 2009, a mandatory tender offer with tag along rights of Aracruz common shares ("ARCZ3") was completed. The total shares included in the mandatory tender offer amounted to 15,507,357 common shares, and the related sales orders totaled 13,828,307 common shares, equivalent to 89% of the total. The purchase price totaled R$ 236,633, and is payable in six semi-annual fixed installments maturing until July 2011.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

On July 17, 2009, the Board of Directors of both VCP and Aracruz approved a stock swap merger in which each remaining issued and outstanding preferred share of Aracruz was exchanged for 0.1347 of VCP's common shares. This exchange ratio had been previously reviewed and approved by the Boards of Directors of both companies, after the recommendation of the Independent Special Committees of the companies.

On August 26, 2009 the VCP and Aracruz Extraordinary General Meetings ("EGM") approved the merger of all shares of Aracruz by VCP.

The effects of this business combination are shown in Note 24.

(b)	The Guaíba unit disposal

On December 15, 2009, the Company concluded the sale of the industrial installations, land and forests that together are known as the Guaíba Unit, located in the municipality of Guaíba in the state of Rio Grande do Sul. The original amount of the sales price was R$ 2,416 million which generated a capital gain of R$ 33,414, recorded in "Other operating income".

In 2009, the Guaiba unit presented the following operational results:

	1st quarter	2nd quarter	3rd quarter	4th quarter	2009

Net revenues	163,047	100,117	126,754	38,422	428,339
Cost of sales	133,188	81,487	98,717	30,247	343,640
Gross Income	29,858	18,630	28,037	8,175	84,700

Percentage of the gross result of the Company	11.0	7.7	11.8	4.4	9.0

(c)	Merger of companies

On December 21, 2009, Fibria's EGM approved the merger of Arapar S.A. and São Teófilo Representação e Participações S.A. into the Company. On December 22, 2009, the EGM approved the merger of Aracruz into the Company. The merged companies ceased to exist and were fully merged into Fibria as of December 31, 2009. As the merged companies were wholly-owned by Fibria, there was no related capital increase in Fibria.

On September 30, 2010, Fibria’s EGM approved the merger of Alícia Papéis S.A. into the company, at its book values, as below:

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

Assets		Liabilities and shareholders’ equity
Current assets		Current liability
Intercompany receivables	238,230	Intercompany loan payable	22,546
Recoverable taxes	5,860
	244,090
		Shareholders’ equity
Non-current		Capital	1,826,202
Recoverable taxes	4,680	Revenue reserves	1,378,776
Property, plant and equipment	2,978,754		3,204,978
	2,983,434

Total assets	3,227,524	Total liabilities and shareholders’ equity	3,227,524

2	Presentation of Financial Statements and Significant Accounting Practices

(a)	Presentation of financial statements

The Board of Directors authorized the issuance of this quarterly information on November 10, 2010, including subsequent events through such date.

The financial statements have been prepared in accordance with the accounting practices adopted in Brazil, based on the provisions of Brazil's Corporation Law, the CVM standards and the Standards and Guidance from the Brazilian Accounting Standards Committee ("CPC"), (collectively "BR GAAP").

Significant changes were introduced to Brazilian GAAP beginning on January 1, 2010, which have been applied retrospectively to all the periods presented. These changes are summarized in (b) below. The quarterly information includes, at a minimum, the disclosure requirements set forth in CPC Technical Standards ("CPC") 21 - "Interim Financial Statements", as well as other information considered to be relevant.

(b)	First-time adoption of accounting standards issued by the CPC

Significant changes were introduced to Brazilian GAAP in two stages: (i) in 2008, upon issuance of CPCs 1 through 14 which were adopted by the Company in its financial statements as at and for the year ended December 31, 2008; and (ii) in 2009, upon issuance of CPC 15 through CPC 41 and CPC 43 (except for CPC 34 - not issued).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

The new accounting standards contained in CPC 15 through CPC 41 and CPC 43 were initially adopted by the Company in the financial year which commenced on January 1, 2010. In this context, the transition date adopted by the Company was January 1, 2009, the date on which it prepared its opening balance sheet under the new Brazilian GAAP.

(i)	Exceptions to the retrospective adoption of the new Brazilian GAAP accounting standards

As specified in CPC 37, the Company adopted the following exemption retrospectively:

.	CPC 15 ("Business Combinations") was applied as from January 1, 2009.

In relation to the other exemptions of CPC 37, the following do not apply to the Company:

.	Insurance contracts - the insurance contracts formalized by the Company are not addressed in the scope of this standard.

.
Cost attributed to property, plant and equipment - property, plant and equipment are already being depreciated based on useful lives, and the Company's management understands that there are no significant differences between the fair values and the net book values of property, plant and equipment.

.
Assets and liabilities of subsidiaries, jointly-owned subsidiaries and affiliates - the first-time adoption of the accounting standards were applied concurrently and consistently by all the subsidiaries and affiliates.

.	Compound financial instruments - there were no operations involving these types of financial instruments.

.	Decommissioning liabilities included in the cost of property, plant and equipment - the Company does not have any such contracts.

.	Financial assets and intangible assets accounted for pursuant to ICPC 01 - concession agreements - the Company does not have concession contracts.

(ii)	Summary of the accounting standards amended and the presentation of the effects in the results of operations and in shareholders' equity

The main changes in Brazilian GAAP introduced in this financial information on the first-time application of CPCs 15 through 41 and CPC 43 were as follows:

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

.
CPC 15 - "Business Combinations" - pursuant to prior Brazilian GAAP, goodwill generated on the acquisition of the shareholding control of Aracruz was recorded in the various stages in which the transaction was effected and represented the excess of the purchase price in relation to the amount of the equity in the earnings. In accordance with CPC 15, the date of acquisition is the date on which control was effectively obtained, taking into consideration the fair value of the identifiable assets acquired, liabilities assumed and the participation of the non-controlling shareholders. Whenever a business combination is realized in stages, that is, a controlling equity interest is acquired in a legal entity in which the company already held an equity interest, CPC 15 determines that the initial equity interest be revalued at fair value on the date of acquisition, with a corresponding entry to the statement of operations (Note 24).

The asset exchange operation carried out between Fibria and International Paper in 2007 generated negative goodwill of R$ 1,781,000, which, in the scope of this accounting standard, was deemed to be a gain from an advantageous purchase and was adjusted as a corresponding entry to shareholders' equity.

.
CPC 18 - "Investment in Affiliate and Subsidiary" - unrealized results in sales operations of the assets of the parent company to a subsidiary ("downstream") were eliminated from the stand-alone balance sheets, thereby eliminating the differences between the individual and consolidated shareholders’ equity and results of operations.

.	CPC 22 - "Segment Information" - the Company is presenting selected information by operating segment (pulp and paper and geographic region).

.
CPC 26 - "Presentation of Financial Statements" – the non-controlling interest (also known as minority interest) is included as a component of shareholders' equity, and no longer as a specific item separate from shareholders’ equity.

.
CPC 29 - "Biological Assets" - biological assets, consisting of forests in formation, were remeasured at fair value, net of estimated selling costs. Previously, these assets were recorded at historical cost.

.
CPC 32 - "Taxes on Profit" - pursuant to prior Brazilian GAAP, the Company recognized deferred tax assets to the extent that they were realizable over a maximum ten years period. In accordance with CPC 32, credits are recorded to the extent it is probable that future taxable profits will be available, independent of the maximum period stipulated in the prior legislation.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

.
CPC 41 - "Earnings per share" – the objective of this norm is to prescribe principles for determining and presenting earnings per share, in order to improve performance comparisons between different entities in the same reporting period, as well as between different reporting periods for the same entity. The standard focus is in the determination of the denominator in calculation of earnings per share.

The Company is presenting the effects on the Parent company and Consolidated statements of operations for the nine-month period ended September 30, 2009 and on shareholders' equity at January 1, 2009, September 30, 2009 and December 31, 2009, as follows:

	Parent company
			2009
	December 31	September 30	January 1

Reconciliation of effects on shareholders' equity

Shareholders' equity disclosed under prior Brazilian GAAP	9,989,091	8,827,196	4,150,406
Realization of goodwill upon exchange of assets with International Paper - pulp mill in Três Lagoas (CPC 15)	1,781,000	1,781,000	1,781,000
Mark-to-market valuation of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (CPC 15)	1,378,924	1,378,924
Impacts on realization of goodwill upon change in the criterion for the determination of the date of acquisition of controlling equity interest (CPC 15)	(241,876)	(5,466)
Other effects from business combination (Aracruz) (CPC 15)	(119,342)	(112,265)
Tax effects from business combination (CPC 32)	58,094	5,566
Equity valuation adjustment arising from business combination in Aracruz acquisition (CPC 15)	1,618,824	2,412,731
Fair value adjustment for biological assets (CPC 29)	953,010	401,406	401,406
Realization from harvest and use of biological assets (CPC 29)	(65,558)	(55,258)
Tax effect related to biological assets (CPC 32)	(308,485)	(112,283)	(131,013)
Other	12,812	12,757	(18,533)

Shareholders' equity as adjusted by CPC 15 through 41	15,056,494	14,534,308	6,183,266

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

	September 30, 2009
	Parent company	Consolidated

Reconciliation of effects on net income

Net income disclosed under prior Brazilian GAAP	673,705	708,160
Mark-to-market valuation of equity interest held prior to the acquisition of controlling equity interest in Aracruz (CPC 15)	1,378,924	1,378,924
Realization of goodwill upon change in the criterion for the determination of the date of acquisition of controlling equity interest (CPC 15)	(17,339)	(5,466)
Other effects from business combination (CPC 15)	(112,265)	(112,265)
Tax effects from business combination (CPC 32)	5,566	5,566
Fair value adjustment for biological assets (CPC 29)	(16,993)	(55,255)
Realization for harvest and use of biological assets (CPC 29)
Tax effect related to biological assets (CPC 32)	5,777	18,727
Effects on the first-time application of CPC 15 through 41 in subsidiaries, net of tax effects	(13,439)
Other	31,290	(3,166)

Net income as adjusted by CPC 15 through 41	1,935,226	1,935,226

(c)	Description of significant accounting practices

The significant accounting practices applied in the preparation of this quarterly information (Parent company and consolidated) are described below.

(i)	Determination of operating results

Operating results (revenues, costs and expenses) are determined on the accrual basis. Revenues from sales of products are recognized whenever their amount can be reliably measured and all risks and benefits are transferred to the buyer.

(ii)	Accounting estimates

The financial statements include estimates and assumptions, such as the measurement of valuation allowances on credit operations, estimates of the fair value of certain financial instruments, provisions for contingent liabilities and estimates of the useful lives of certain assets. The actual results may differ from these estimates.

(iii)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash at banks and highly liquid short-term investments, which are readily convertible into a known amount of cash and subject to an immaterial risk of change in value, as well as overdraft facilities. Overdraft facilities are shown in the balance sheet as "Loans and financings", in current liabilities.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(iv)	Financial Assets

  .. Classification and measurement

The Company classifies its financial assets into the following categories: trading securities, loans and receivables, held to maturity, and available for sale. The classification depends on the purpose for which the financial assets have been acquired.

 .. Trading securities

The financial assets for trading are characterized by the nature of their active and frequent trading in the financial markets. These assets are measured at fair value, and the changes in fair value are recognized in the statement of operations under "Financial results".

The derivative instrument operations are classified in this group and valued as described above. Whenever these derivative instruments are designated as a hedge, the changes in fair value are recognized in the same line of the statement of operations which is impacted by the originally hedged operation.

..  Loans and receivables

Included in the category are loans and receivables with fixed or determinable payment terms which are not quoted in an active market. Loans and receivables are adjusted based on the effective rate of the transaction. The effective rate is that set in the contract and adjusted by the related costs of each transaction. The parent company’s loans and receivables comprise “trade accounts receivable”, “other receivables” and “cash and cash equivalents”.

..  Held-to-maturity financial assets

These comprise mainly financial assets quoted in an active market where the Company has the intention and the financial capacity to hold them to maturity. The assets are valued at acquisition cost, plus contractual earnings based on the effective interest rate.

..  Available-for-sale financial assets

These comprise the financial assets which, by their nature, cannot be classified into the three categories above. These assets are recorded at fair value and the interest on the assets is recognized in the statement of operations as "Financial results". The difference between the fair value and that calculated based on the effective interest rate method is recorded in shareholders' equity, under "Fair value equity adjustments", net of tax effects, when applicable. This difference is transferred to the statement of operations on the settlement of the transaction or if the loss is deemed to be permanent. The Company has no financial assets available for sale.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

..  Fair value

The fair value of publicly-traded investments is based on current market prices. With regard to financial assets without an active market, the Company establishes the fair value through valuation techniques. These techniques include the comparison with transactions recently agreed with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models.

The Company assesses from time to time whether there is objective evidence to indicate that the financial asset has been recorded at an amount greater than its amount recoverable. When applicable, an impairment allowance is recorded.

(v)	Derivative instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded in income. Even though the Company uses derivatives to mitigate risks, hedge accounting has not been adopted through September 30, 2010. The fair value of derivatives is disclosed in Note 18.

(vi)	Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable on the sale of pulp and paper during the course of the companies’ normal activities. If the term of receipt is equivalent to one year or less, the accounts receivable are classified on non-current assets.

These accounts receivable are initially recognized at fair value and, subsequently, measured by the effective rate interest method less the allowance for impairment, if required. The allowance for impairment established when there is a direct evidence that the group companies will not be able to collect all the amounts due, in accordance with the original terms of the accounts receivable. The calculation of impairment is based on a reasonable estimate to cover expected/probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees offered, consistent with the impairment policy for financial assets stated at amortized cost.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(vii)	Inventories

Inventories are stated at average purchase or production cost, which include the depletion of biological assets, lower than the replacement cost or realizable value, less an allowance for obsolescence, when necessary. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses. Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less the applicable variable commercial expenses.

(viii)	Income tax and social contribution

Taxes on income are calculated at the statutory income tax and social contribution rates, taking into consideration the offset of tax loss carryforwards to determine amounts payable. Pre-tax book income is adjusted for temporarily non-deductible expenses or temporarily non-taxable income in order to calculate current taxable income, generating deferred tax credits or charges. The tax rates are 25% for income tax and 9% for social contribution.

Deferred tax credits arising from tax loss carryforwards and from add-backs of temporarily non-deductible expenses are recognized only to the extent that their realization is probable, based on the companies’ history of profitability and future estimated taxable income.

The tax expense/benefit for the period comprise current and deferred taxes. The tax is recognized in the statement of operations, except when related to items recognized directly in shareholders’ equity.

(ix)	Intangible assets

..  Goodwill

Goodwill is represented by the positive difference between the purchase consideration and the net  amount of the fair value of the assets and liabilities of the acquired entity. The goodwill is tested on a annual basis to verify probable losses from impairment and recorded at cost less the accumulated losses from impairment, which are not reversed. The gains and losses on the disposal of an entity include the book value of the goodwill related to the sold entity.

Goodwill is allocated to cash-generating units (CGU) for impairment tests. The allocation is made to the CGUs or to a group of CGUs which benefited from the business combination from which the goodwill originated, properly segregated, according to the operating segment.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

..  Database

The database corresponds to the technical knowledge constructed over several years and the data base of forestry and industrial technologies originating from the Aracruz acquisition. These assets provide an improvement in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

The Database is recognized at the fair value at the acquisition date, when it has its useful life defined and is registered at cost value less the accumulated amortization. The amortization is calculated on a straight line basis, utilizing the rate disclosed in Note 12, and registered in the statement of operations in the group “other operating income and expenses”.

The data base of forestry and industrial technologies comprises: CEDOC (documentation center), BIP (information base for research and process), KDP (software utilized in knowledge management) and Microbacia (sensors and markers which capture the effects of rain in the area planted during the cycle.

..  Patent

The registered patent was recognized on the business combination resulting from the Aracruz acquisition and corresponds to the development effected by the research and development area, regarding the preparation of the pulp process (“Metalocationalização”) for a specific application and customer.

The patent is recognized at the fair value at the acquisition date, when its useful life was defined and is stated at cost less the accumulated amortization. The amortization is calculated on a straight line basis, utilizing the rate disclosed in Note 12.

..  Relationship with suppliers

This intangible asset covers the contracts that the Company has for the supply of diesel oil, ethanol fuel and chemical products, arising from the Aracruz acquisition.

This asset is recognized at the fair value at the acquisition date, when the useful life was defined and is stated at cost less the accumulated amortization. The amortization is calculated on a straight line basis, utilizing the rate disclosed in Note 12.

..  Development and implementation of systems (software)

The costs associated to the maintenance of software are recognized as expenses, as incurred. The development costs directly attributable to a project and to identifiable and unique software, controlled by the Group, are recognized as intangible assets when the following criteria are met: (i) the conclusion is that it is technically feasible for it to be available to use; (ii) management intends to conclude, use or sell it; (iii) it could be sold or used; (iv) it will provide probable future benefits that can be demonstrated; (v) technical, financial and other suitable resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

Other developments expenditures which do not meet these criteria are recognized as expenses, as incurred. The development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

The development costs recognized as assets are amortized during the estimated useful life, at the rate disclosed in Note 12.

(x)	Investments in subsidiaries and affiliates

The subsidiaries are legal entities in which the Company, whether directly or through other subsidiaries, can unilaterally make decisions and elects the majority of board members.

Affiliates are legal entities over which the Company has a significant influence and do not bear the characteristics of subsidiaries or jointly-owned subsidiaries ("joint venture").

Jointly-owned subsidiaries are legal entities in which the Company shares control, as established by contract, over the economic activity for which strategic, financial and operating decisions on the company's activities require the unanimous approval by the parties with which control is shared.

In the Parent company balance sheet, the investments are recorded on the equity method. In accordance with this method, the investment is initially recognized at cost and later adjusted by recognizing the equity interest attributed to the Parent company in changes of the investee's net assets. Adjustments to the book value of an investment are recorded by recognizing the Parent company's proportional interest in changes in the balance of the components of other comprehensive results of the investee, directly recognized in its shareholders' equity. These changes are recognized on a downstream basis, that is, in other comprehensive results directly in shareholders' equity.

The results from upstream transactions between the Parent company and its subsidiaries, as well as the results arising from direct transactions among the subsidiaries, are not recognized in the Parent company financial statements when the transacted assets are shown in the balance sheets of these subsidiaries, except when these results present evidence of an impairment of assets.

(xi)	Business combination

The Company uses the acquisition method to account for transactions recorded as business combinations. The acquisition cost is measured at the fair value of delivered assets, of equity instruments issued and liabilities incurred or assumed at the acquisition date.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling equity in the target company is valued at the fair value of equity or at the relevant portion of fair value of the target company's net identifiable assets.

The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and, if lower, is recorded as an advantageous purchase gain in the statement of operations on the acquisition date.

In transactions in which the Company acquires a controlling equity interest in a company where it already held an equity interest immediately prior to the acquisition date, this initial equity interest is revalued to fair value on the acquisition date and, if there is a gain, it is recognized in the statement of operations for the period.

In the Parent company financial statements, the fair value of identifiable assets acquired and liabilities assumed of indirectly-held subsidiaries remain recorded as an investment, under "Goodwill".

Goodwill is classified in intangible assets, is not amortized and is tested for impairment at least once a year.

(xii)	Property, plant and equipment

Property, plant and equipment are stated at cost plus voluntary revaluations and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are listed in Note 10. Repairs and maintenance are allocated to the statement of operations as incurred. The cost of major renovation is added to the book value of the asset if the future economic benefits exceed the standard performance initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset.

The financial charges on loans taken to finance the construction of property, plant and equipment are capitalized over the period necessary to execute and prepare the asset for its intended use.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each financial year.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

Gains and losses on disposals are determined by comparing the sales value with the book value and are recognized as “other income and expenses, net”, in the statement of operations.

(xiii)	Biological assets

Biological assets are measured at fair value, net of estimated costs to sell. Depletion is calculated on harvesting forests.

Biological assets consist of eucalyptus forests for production of bleached pulp. The harvest cycle is seven years.

The fair value is determined based on the discounted cash flow method, taking into consideration  the cubic volume of timber, segregated by plantation year, and the equivalent sales value of standing timber. Revenues from the sale of wood also take into consideration forest maintenance costs, related taxes and assets used in the plantation, such as farm equipment and maintenance tools. The volumes used in the valuation are consistent with the annual average harvest for each region.

The Company has a policy of the semiannual appraisal of the fair value of these assets.

(xiv)	Leasing

Leases of property, plant and equipment for which the Company carries risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding funding liability.

Leases for which part of the ownership risks and benefits are held by the lessor are classified as operating leases. Payments for operating leases (net of any incentives received by the lessor) are expensed on the straight-line method over the lease term.

(xv)	Impairment assessment

Management reviews annually the carrying amount of assets to assess events or changes in economic, operating or technological circumstances that might indicate an impairment of the carrying amount of such assets. Whenever such evidence is identified and the carrying amount exceeds the recoverable value, an allowance for impairment is recorded to adjust the carrying amount to the recoverable value.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(xvi)	Loans and financings

Loans and financings payable are initially recognized at fair value when funds are received, net of transaction costs. Subsequently, they are stated at amortized cost, including accrued charges and interest, proportional to the incurred period (pro rata temporis). Unless immaterial, transaction costs are recorded as an item reducing loans and financing and recognized during the period of the debt, based on the effective interest rate method.
Costs of loans and financing directly attributable to the acquisition, construction or production of a qualifying asset are an integral part of the cost of such asset. Other costs of loans and financing are recognized as expenses, on an accrual basis.

(xvii)	Other assets and liabilities (current and non-current)

An asset is recognized in the balance sheet when it is probable that it will generate future economic benefits for the Company, and its cost or value can be reliably measured. A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will required to settle it. Liabilities include contractual charges, indexation charges or exchange rate changes incurred, when applicable. Provisions are recognized based on the best estimates of the risk involved.

Assets and liabilities are classified as current when their realization or settlement is likely to occur in the next 12 months. Otherwise, assets and liabilities are presented as non-current.

(xviii)	Contingent assets and contingent liabilities and legal obligations

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows: (i) contingent assets are recognized only when there is evidence that realization is virtually certain, or favorable, final and unappeasable court decisions have been obtained. Contingent assets with probable success are just disclosed in an explanatory note; (ii) contingent liabilities are provisioned for to the extent that the Company expects to disburse cash flows. Tax proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. Civil and labor proceedings assessed as probable and possible losses are provisioned for based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed; and (iii) legal obligations are accounted for as payables.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(xix)	Benefits to management and employees

..  Pension obligations

The Company and its subsidiaries participate in pension plans, managed by a closed private pension entity, which provide post-employment benefits to employees.

The Group has defined contributions plans, to which it makes fixed contributions to a separate entity, the Fundação Senador José Ermírio de Moraes – Funsejem, on a compulsory, contractual or voluntary basis. Regular contributions comprise the net costs of the period in which they are due and are, therefore, included with the cost of personnel. The Group has no legal liabilities for making contributions in case the fund does not have sufficient assets to honor the benefits related to the employee service in the current and previous periods.

..  Health care (post-retirement)

Some of the companies of the Group offer post-retirement health care to their employees, as a result of a policy which established a lifetime concession of this benefit to a predetermined group of employees. This benefit is closed for new participates and there are no active employees who can opt for it.

The liability related to the health care plan for retired employees is stated at the present value of the obligation, less the market value of the plan assets, adjusted by actuarial gains and losses and past services costs.

The defined benefit obligation is calculated annually by independents actuaries, applying the pro rata projected benefit method. The present value of the defined benefit obligation is determined by the estimate of the future cash outflow, utilizing the interest rate of public securities whose maturities approximate the maturity of the related liability.

..  Share-based compensation

The Company offers a compensation plan, referenced to the appreciation of its shares, based on a pre-fixed price and a predetermined maturity. The plan consists of a cash compensation, not having, therefore, the effective negotiation of shares, as there is no issue and/or delivery of shares for the liquidation of the plan. The Company’s President and Board of Directors are eligible for the plan.

The amounts are recorded as a provision for accounts payable to the directors, with a corresponding entry to the results for the period, based on the fair value of the options granted and the vesting period. The fair value of this liability is reviewed at each disclosure period.

(xx)	Functional currency

After an analysis of the Company’s operations and business, management concluded that the Real is the functional currency. This conclusion was based on an analysis of the following indicators:

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

•	The currency which most influences the prices of goods and services;

•	The currency of the country, the competitive forces and regulations of which most influence the determination of the sales price of its products and services;

•	The currency which most influences the labor, material and other costs for the supply of products or services;

•	The currency in which the amounts received from operational activities are normally accumulated.

The financial statements of the subsidiaries located abroad are prepared in accordance with accounting practice compatible with those adopted by the parent company, the functional currency of these subsidiaries being the same as that adopted by the parent company.

The operations with foreign currency are translated into the functional currency, utilizing the effective exchange rates at the transaction or evaluation dates, in which the items are re-measured. The exchange gains and losses resulting from the settlement of these transactions and from the conversion at the exchange rate at the end of the financial period, referring to monetary assets and liabilities in foreign currency, are recognized in the statement of operations.

(xxi)	Consolidated financial statements

The financial statements have been prepared in conformity with consolidation practices and applicable legal provisions. Accordingly, cross-shareholdings, intercompany accounts, revenue and expenses and unrealized profits have been eliminated. The jointly-owned subsidiaries Veracel Celulose S.A. and Asapir Produção Florestal e Comércio Ltda. have been consolidated proportionally in accordance with the Company's ownership interest percentage.

The ownership interests in exclusive investment funds were consolidated considering the segregation of investments that compose the equity of the funds.

The subsidiaries included in the consolidation are as follows:

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

	Percentage of total capital
	September 30, 2010	June 30, 2010	December 31, 2009

In Brazil
Normus Empreendimentos e Participações Ltda.	100	100	100
Fibria-MS Celulose Sul Mato-Grossense Ltda.	100	100	100
Fibria Terminais Portuários S.A.	100	100	100
Projetos Especiais e Investimentos S.A.	100	100	100
Alicia Papéis S.A. (1)	100	100	100
Mucuri Agroflorestal S.A.	100	100	100
Portocel - Terminal Especializado de Barra doRiacho S.A.	51	51	51
Veracel Celulose S.A.	50	50	50
Asapir Produção Florestal e Comércio Ltda.	50	50	50

Outside Brazil
VOTO - Votorantim Overseas Trading Operations IV Limited	50	50	50
Fibria Trading Internacional KFT	100	100	100
Fibria Overseas Holding KFT	100	100	100
Newark Financial Inc.	100	100	100
VCP North America Inc.	100	100	100
Fibria Overseas Finance Ltd.	100	100	100
Fibria International GMBH.	100	100	100
Fibria Celulose (USA) Inc.	100	100	100
Ara Pulp - Com. de Importação e Exp. (Unipessoal) Lda.	100	100	100
Riocell Limited	100	100	100
Riocell Trade	100	100	100
Aracruz Trading S.A.	100	100	100
Aracruz Europe	100	100	100

(1)	Subsidiary incorporated on September 30, 2010, approved at the Extraordinary General Meeting (EGM) at the same date.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

3	Cash and Cash Equivalents and Securities

		Parent company			Consolidated
	Annual	September 30,	June 30,	December 31,	September 30,	June 30,	December 31,
	yield - %	2010	2010	2009	2010	2010	2009

Cash and banks		6,242	10,461	15,801	26,321	61,138	251,712
Cash equivalents
Brazilian reais
Bank certificates of deposits (CDB)	101.1 CDI	88,626	22,634	172,626	88,926	25,909	393,767
Foreign currency
Fixed-term deposits	0.33				364,592	546,823

Cash and cash equivalents		94,868	33,095	188,427	479,839	633,870	645,479

Trading securities	101.7 CDI	1,466,832	1,492,679	2,746,991	1,574,119	1,597,614	3,155,679
Held-to-maturity securities	103.4 CDI	70,211	117,694	161,663	70,211	117,694	161,663

Marketable securities		1,537,043	1,610,373	2,908,654	1,644,330	1,715,308	3,317,342

Cash and cash equivalents and Securities		1,631,911	1,643,468	3,097,081	2,124,169	2,349,178	3,962,821

Non-current			27,968	65,439		27,968	65,439
Current		1,631,911	1,615,500	3,031,642	2,124,169	2,321,210	3,897,382

(CDI – Interbank Deposit Certificate rate)

The balance of short-term investments is substantially comprised of investment fund shares, exclusive investment funds and investments in CDBs, the original maturity of which does not exceed 90 days. The fund assets are comprised mainly of CDBs, committed debentures, Federal Government securities and credit securities, originally maturing until September 2012.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

4	Trade Accounts Receivable

	Parent company			Consolidated
	September 30,	June 30,	December 31,	September 30,	June 30,	December 31,
	2010	2010	2009	2010	2010	2009

Domestic customers	288,893	199,415	258,215	316,209	256,287	285,658
Export customers
Intercompany (*)	397,355	101,205	885,401
Other	17,263	20,569	32,376	806,261	1,046,143	921,231

Advances against export contracts	(42,355)	(27,023)	(272,067)	(42,355)	(27,023)	(324,303)

Allowance for doubtful accounts	(54,926)	(48,837)	(32,550)	(62,676)	(56,241)	(39,738)

	606,230	245,329	871,375	1,017,439	1,219,166	842,848

(*)
Accounts receivable from customers abroad relate to the shipment of pulp to the subsidiary Fibria Trading International KFT., which is responsible for the administration, sales, operations, logistics, control and accounting for products in Europe, Asia and North America.

In the quarter ended September 30, 2010, there was an increase in the allowance of R$ 6,435 (R$ 15,630 at June 30, 2010 and R$ 608 at December 31, 2009), recorded under selling expenses.

5	Inventories

	Parent company			Consolidated
	September 30,	June 30,	December 31,	September 30,	June 30,	December 31,
	2010	2010	2009	2010	2010	2009

Finished products
At plant/warehouses	180,667	166,328	147,679	226,676	196,597	152,582
Abroad				385,408	345,000	348,478
Work in process	4,592	8,263	19,807	26,870	24,296	23,768
Raw materials	197,641	175,268	132,605	271,429	242,950	203,658
Supplies	70,287	66,467	65,932	121,946	110,497	100,473
Imports in transit	9,419	4,275	4,097	11,015	7,150	4,885
Advances to suppliers	7,618	5,215	526	7,788	5,215	527

	470,224	425,816	370,646	1,051,132	931,705	834,371

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

6	Recoverable Taxes

	Parent company			Consolidated
	September 30,	June 30,	December 31,	September 30,	June 30,	December 31,
	2010	2010	2009	2010	2010	2009

Withholding tax and prepaid
income tax (IRPJ) and social
Contribution (CSLL)	196,260	199,258	190,712	244,508	254,454	241,800
Value-added sales and service tax (ICMS) on purchases of property, plant and equipment	24,150	21,974	24,534	26,880	22,614	25,365
Recoverable ICMS and Excise
Tax (IPI)	478,551	464,152	487,071	573,027	526,609	605,769
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable	169,391	143,122	121,567	487,641	216,242	136,904
Allowance for losses on ICMS -
credits	(388,574)	(368,184)	(345,135)	(478,906)	(449,124)	(406,265)
Other					229	230

	479,778	460,322	478,749	853,150	607,024	603,803

Non-current	321,211	281,241	262,698	626,556	344,438	372,509

Current	158,567	179,081	216,051	226,594	262,586	231,294

The Company has been accumulating ICMS credits in the States of Espírito Santo and Mato Grosso do Sul since its activities in these states preponderantly comprise exports. Company management revised the perspectives for the realization of such credits and established a provision for the full amount due to the low probability of realization by its unit in the State of Mato Grosso do Sul. The Company established a partial provision for the Espírito Santo unit reflecting the probability of realization.

In the period ended September 30, 2010, the Company computed PIS and COFINS credits on certain property, plant and equipment assets amounting R$ 309,058, which, for accounting purposes, were registered at the present value of R$ 235,866.

Credits on recoverable taxes will be realized by the end of 2017, in accordance with the budget approved by the Company's management. The estimated realizations are 6% in 2010, 19% in 2011, 32% in 2012, 18% in 2013,12% in 2014, 9% in 2015, 3% in 2016 and 1% in 2017.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

7	Deferred Income Taxes

Fibria and its subsidiaries which are incorporated in Brazil are taxed based on the adjusted accounting income and have calculated and recorded their taxes considering the statutory tax rates in effect at the balance sheet date. Deferred income tax and social contribution tax credits are presented net and are attributable to tax loss carry forwards and temporary differences related to (a) the effect of unrealized foreign exchange gains/losses on loans which are taxable upon settlement, (b) adjustment to fair value of derivatives, (c) temporarily non-deductible provisions, (d) investments in agri-business activities and (e) temporary differences arising from the application of the CPCs.

Based on budget projections prepared by management and approved by the Board of Directors, the Company expects to recover the credits related to tax loss carryforward and temporary difference credits by the end of 2021, as follows: 8% in 2010; 15% in 2011; 14% in 2012; 11% in 2013; 11% in 2014; 23% between 2015 and 2017; 6% between 2018 and 2020, and 12% in 2021.

(a)	Reconciliation of income tax and social contribution expense

	September 30
	Parent company		Consolidated
	2010	2009	2010	2009

Income before income tax and social contribution	428,791	2,075,658	485,526	3,212,171

Income tax and social contribution at statutory nominal rate - 34%	(145,789)	(705,724)	(165,079)	(1,092,138)

Equity in earnings (losses) of subsidiaries and affiliates	185,061	106,280	(2,429)	(333)
Reversal of social contribution credit on export profits (i)	82,922		82,922
Tax benefit from REFIS - Law 11941/09 (ii)	9,216		9,216

Difference in taxation of foreign subsidiaries			153,089	(19,903)
Effect of tax benefit on Conpacel goodwill	(23,777)		(23,777)
Present value adjustment - Aracruz acquisition	(81,750)		(81,750)
Gain on remeasurement of initial Aracruz investment		469,072		469,072
Other	(16,299)	(10,060)	(16,395)	(14,006)

Income tax and social contribution benefit (charge)	9,584	(140,432)	(44,203)	(657,308)

Effective rate - %	(2.2)	6.8	9.1	20.5
(i)	Effect of non-levy of Social Contribution on Net Profit of export revenues for 2003 (Note 15(iv)).
(ii)	Tax benefit related to interest and fine resulting from the Tax Amnesty and Refinancing Program (REFIS) (Note 15(xi)).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(b)	Composition of deferred tax balances

	Parent company			Consolidated
	September 30,	June 30,	December 31,	September 30,	June 30,	December 31,
	2010	2010	2009	2010	2010	2009

Assets
Tax loss carry forwards	382,229	373,691	342,940	740,328	815,008	788,399
Provision for contingencies	50,367	43,044	62,255	89,645	86,786	77,697
Sundry provisions	291,359	266,658	198,840	313,620	295,601	222,288
Deferral of losses on derivative contracts		(4,910)	1,327		(4,910)	(1,311)

Tax amortization of goodwill	194,199	189,313	197,388	194,199	189,313	196,471

Total (non-current portion)	918,154	867,796	802,750	1,337,792	1,381,798	1,283,544

Liabilities
Accelerated tax incentive depreciation				11,489	13,400	15,360
Exchange-rate fluctuation
(Executive Act 1.858-10/99 article 30)	429,234	263,852	394,679	441,700	269,662	429,538
Reforestation costs already deducted for tax purposes	45,826	47,134	4,819	222,752	216,551	167,225
Fair value of biological assets - CPC 29	168,502	182,284	177,206	267,254	291,385	283,642
Effect of business combination on the acquisition of Aracruz - CPC 15	80,808	82,283	75,952	80,808	82,283	75,952
Deferral of gains in derivatives contracts	18,498			18,498
Goodwill	109,930	81,212		109,930	81,212
Other provisions	1,791	1,790	917	1,791	949	3,703

Total (non-current portion)	854,589	658,555	653,573	1,154,222	955,442	975,420

(c)	Transition Tax System (RTT)

For purposes of determining income tax and social contribution on net income for 2009 and 2008, the Company and its subsidiaries elected to adopt the provisions of the Transitional Tax System (RTT), in which they are allowed to annul the accounting effects of Law 11638/07 and Provisional Measure (MP) 449/08, and control reconciling items in the Taxable Income Assessment Book (LALUR) or auxiliary records, without affecting the legal accounting records. This election to follow the RTT rules was also taken for 2010.

In 2010, the Company also adopted the same accounting practices of 2008 and 2009, considering that RTT will be effective until enactment of the law that will address the tax effects of the new accounting methods, while seeking to maintain tax neutrality.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

8	Related Party Transactions and Significant Balances

(a)	Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A., which holds 29.34% of its shares, and BNDES Participações S.A. ("BNDESPAR"), which holds 30.42% of the shares. The Company's commercial and financial transactions with its subsidiaries, affiliates, Votorantim Group companies and other related parties are carried out at normal market prices and conditions, based on usual terms and  rates applicable to third parties.  Balances are as follows:

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(i)	In assets and liabilities:

							Receivable and (payable) balances

		Parent company			Consolidated
	Nature	September 30,2010	June 30, 2010	December 31, 2009	September 30, 2010	June 30, 2010	December31, 2009
Transactions with shareholders
Votorantim Investimentos Industriais	Rendering of services	(98)	(100)	(211)	(98)	(101)	(211)
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	Financing	(1,410,434)	(1,436,435)	(1,368,521)	(1,735,409)	(1,794,320)	(1,768,048)
		(1,410,532)	(1,436,535)	(1,368,732)	(1,735,507)	(1,794,421)	(1,768,259)

Transactions with subsidiaries, joint ventures and affiliates
Fibria-MS Celulose Sul Mato- -Grossense Ltda.	Expenses Apportionment	12,167	4,314	1,307
Fibria-MS Celulose Sul Mato- -Grossense Ltda.	Purchase of receivables	(114,086)	(114,086)
Portocel - Porto Especializado Barra do Riacho	Port Services	1,945	1,400	2,443
Portocel - Porto Especializado Barra do Riacho		(1,262)	(1,607)	(906)
Alícia Papéis S.A.	Industrial plant rental		(233,786)	(147,479)
Fibria Trading International	Pulp sales	400,505	47,483	685,821
Fibria Trading International	Intercompany Loan	(4,507,390)	(4,592,285)	(5,195,964)
Voto IV	Eurobond	(348,066)	(362,062)	(349,824)
Asapir Produção Florestal e Comércio Ltda.	Wood supplier	(14,095)	(14,095)	(14,095)
Mucuri Agroflorestal S.A.	Subsidiary	(5,996)	(5,996)	(5,996)
		(4,576,278)	(5,270,720)	(5,024,693)

Votorantim Group companies
Voto III	Eurobond	96,556	98,248	91,039	96,556	98,248	91,039
Votoner - Votorantim Comercializadora de Energia	Energy supplier			591			591
Banco Votorantim S.A.	Financial investments	195,039	190,643	204,932	198,557	197,795	204,932
Banco Votorantim S.A.	Derivative financial instruments			2,029			2,029
Companhia Nitro Química Brasileira	Chemical products supplier	295	477	305	457	669	539
Anfreixo S.A.	Material supplier	241	132	271	272	326	361
Indústria de Papel de Pedras Brancas	Wood supplier			5			5
Votorantim Cimentos	Software sales	356	355	353	356	355	353
		292,487	289,855	299,525	292,680	297,393	299,849

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(ii)	In the results of the period:

				Revenues (expenses)
		Parent company		Consolidated
		September 30
	Nature	2010	2009	2010	2009
Transactions with shareholders
Votorantim Investimentos Industriais	Rendering of services	(7,875)	(17,861)	(7,879)	(17,918)
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	Financing	(88,130)	(6,767)	(99,015)	7,953
		(96,005)	(24,628)	(106,894)	(9,965)

Transactions with subsidiaries, joint ventures and affiliates
Fibria-MS Celulose Sul Mato- -Grossense Ltda.	Expenses Apportionment	25,221	65,496

Portocel - Porto Especializado Barra do Riacho	Port Services	1,405	1,429
Portocel - Porto Especializado Barra do Riacho		(16,273)	(14,609)
Alícia Papéis S.A.	Industrial plant rental	(79,830)	(99,000)
Fibria Trading International	Pulp sales	2,057,724	1,375,894
Fibria Trading International	Intercompany Loan	(10,294)	389,380
Voto IV	Eurobond	(13,553)	28,750
		1,964,400	1,747,340

Votorantim Group companies
Voto III	Eurobond	(10,115)	1,150	(10,115)	1,150
Votoner - Votorantim Comercializadora de Energia	Energy purchases	(20,942)	(20,937)	(21,746)	(29,425)
Banco Votorantim S.A.	Financial Investments	13,490	9,963	13,961	10,024
Banco Votorantim S.A.	Derivative financial instruments		5,453		5,453
Companhia Nitro Química Brasileira	Chemical product purchases	(3,964)	(3,322)	(6,573)	(4,894)
Anfreixo S.A.	Material purchases	(3,540)	(1,994)	(5,997)	(4,134)
Indústria de Papel de Pedras Brancas	Wood purchases	(39)	(1,967)	(39)	(1,967)
Votorantim Cimentos	Software sales	11	10	11	10
		(25,099)	(11,644)	(30,498)	(23,783)

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(iii)	Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with  the related parties:

..	Shareholders’ agreement with Controlling Companies

The Company has a contract with Votorantim Industrial S.A. related to  services provided by the Shared Service Center (CSC), which provides  outsourcing of operational services relating to administrative activities, personnel department,  back office and the information technology infrastructure shared by the companies of the Votorantim Group, under  a technical service level agreement. The contract provides for overall  compensation of R$ 9,118 and has a one-year term, with annual renewal upon  formal confirmation by the parties.

The Company has financing contracts entered with Banco Nacional do Desenvolvimento Econômico – BNDES, the majority shareholder of BNDESPAR, for the purpose of financing  investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of fixed assets. Details regarding the balances, contractual and cancellation terms and collateral are described in Note 14(e).

The management believes that these transactions were contracted with   terms equivalent to those which prevail in transactions with independent parties, based on technical surveys realized when these contracts were executed.

..	Subsidiaries, joint venture and affiliates

The Company shares its administrative structure with its subsidiary FIBRIA MS,  and allocates these administrative expenses to the subsidiary at cost without inclusion of any margin. These receivables  have an average maturity of 90 days. The other operating subsidiaries  have their own management and no apportionment of expenses is necessary. Also, in June, 2010, there was a one-off purchase of certain intercompany receivables from this subsidiary relating to export shipments, which mature  in a maximum of 150 days.

The production outflow of the Aracruz unit is handled by hiring port services from the subsidiary Portocel – Porto Especializado Barra do Riacho. This port is a joint venture of  the Company and Cenibra – Celulose Nipo-Brasileira, which holds 49% of the control. The prices and conditions are identical for both shareholders, by agreement between the parties.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

As part of a corporate structuring realized during the Aracruz acquisition process, the Company entered into monthly rentals of the industrial assets of the Aracruz unit, recorded in the subsidiary Alícia Papéis, by entering into a rental  contract. On September 30, 2009, this subsidiary was merged, and the rental contract was rescinded.

The Company has an accounts receivable balance related to the sale of pulp to the subsidiary Fibria Trading International KFT., which is in charge of management, commercialization, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow a strategic and finance plan of the Company and observe the  transfer price limits of the tax rules. In addition, the Company contracted  intercompany export pre-payments with this subsidiary, at the rate of LIBOR 3 + average spread of 3.8% p.a., with quarterly payment of principal and interest and final maturity in 2017.

The Company has a loan contract with Voto IV, a company jointly controlled by the Company and  VPAR, which raised US$ 200,000 thousand, at 8.50% p.a.

On July 27, 2005, the Company entered into a loan contract with the jointly-controlled entity Asapir Produção Florestal e Comércio Ltda., for the purpose of  purchasing of 571.343,37 m3 of shelled wood, for a total agreed price of R$ 14,000, maturing in 7-1/2 years.

..	Votorantim Group companies

The Company has a loan contract with a wholly-owned subsidiary of VPAR, Voto III, amounting to US$ 45,000 thousand, at 4.25% p.a.

The Company has  contract to purchase energy from Votener  -Votorantim Comercializadora de Energia Ltda. to supply its units in Jacareí and Piracicaba. The total amount contracted is R$ 104.000, guaranteeing 787,000 megawatt-hours, and maturing in five years through December 31, 2014. If one of the parties requests rescission of the contract, that party  is required to pay 50% of the remaining balance.

The company maintains investments in  bank certificates of deposit and repurchase agreements issued by the Banco Votorantim S.A., with average remuneration of 104.5% of CDI, maturity  on March 21, 2011 and liquidity as from October 1, 2010. The Company’s cash management policy is intended to provide efficiency in investment returns and guaranteed liquidity, based on market practices.  The shareholders’ agreement limits the intercompany investments to R$ 200,000. In addition, derivative financial instruments in the form of non-deliverable forwards to sell U.S. dollars, in the notional amount of U$ 24,000 thousand, were contracted and fall due on January 4, 2010.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

On January 1, 2009, the company entered into a contract for purchase of 98% sulfuric acid with Cia. Nitroquímica Brasileira, for an  amount of approximately R$ 19,000, guaranteeing the supply of 72.000 tons of acid for 5 years through December 31, 2013. In case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On April 22, 2008, the Company entered into a contract for supply of electrical, fastening and sealing materials, protective equipment and others with Anfreixo S.A.  guaranteeing the supply of these items until December 2012.  This contract does not establish minimum quantities to be supplied.   In addition, services were contracted to maintain material and sanitation registers for 36 months until   January 2, 2013, in the total amount of R$ 1,700. In the case of contract rescission, no penalties are due by either party, other than the settlement of outstanding invoices.

On April 1, 2009, the Company entered into a loan contract with Indústria de Papel Pedras Brancas Ltda. for the purchase of  shelled wood at the total price of R$ 3,000, maturing in one year and eight months until December 31, 2010. In the case of contract rescission, no penalties are due, other than the settlement of outstanding invoices.

On January 10, 2009, the Company entered into a  contract with Votorantim Cimentos Ltda. to sell specific software for the total price of R$ 562, maturing in eleven months up to December 31, 2010. In the case of contract rescission, no penalties are due other than the settlement of the outstanding invoices.

In the periods ended September 30, 2010 and 2009, no allowance for loss was recognized on the assets involving related parties.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Remuneration of officers and directors

The total annual amount authorized by the Annual General Meeting on April 30, 2010 for the remuneration of officers and directors for 2010 was R$ 30,000.

The remuneration expenses can be summarized as follows:

	September 30
	2010	2009

Short-term benefits to officers and directors	10,206	10,460
Severance pay	4,173	244
Benefit program – Phantom Stock Options (Note 21)	678

	15,057	10,704

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to National Social Security (INSS), the Federal Government Severance Fund (FGTS) and the variable compensation program. The post-employment benefits consist of a defined contribution private pension plan (Note 20(a) and (b)). In the third quarter of 2010, the Company approved the compensation program based on the rights relating to the appreciation of share values (Note 21).

The Company does not have any additional post-employment obligation and does not offer any other benefits, e.g. seniority leave and other seniority benefits.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

9	Investments in Subsidiaries and Affiliates

(a)	Breakdown of investments

							December 31,	September 30,
	September 30, 2010					June 30, 2010	2009	2009
	Information about investees		Equity interest				Shareholders'	Income (loss
	Shareholders	Income (loss)		Shareholders'	Income (loss)	Shareholders'	equity	for the period
	equity	for the period	Percentage	equity	for the year	equity	(adjusted)	(adjusted)

Parent company
Fibria-MS Celulose Sul Matro-Grossense Ltda.	4,776,569	(26,693)	100	4,776,569	(26,693)	4,765,990	4,877,877	(3,384)
Alícia Papéis S.A. (1)		(56,611)			(56,611)	3,261,265	3,261,579
Veracel Celulose S.A.	2,867,062	(16,806)	50	1,433,531	(8,403)	1,425,422	1,435,035
Normus Empreendimentos e Participações Ltda.	991,540	297,529	100	991,540	297,529	963,658	694,011	(245,668)
Fibria Trading International Ltd.	1,918,163	602,519	48.3	926,473	291,017	900,039	635,457
Mucuri Agroflorestal S.A.	76,175		100	76,175		76,175	76,175
Portocel - Terminal Especializado Barra do Riacho	45,056	6,014	51	22,979	3,067	22,435	23,991
Asapir Produção Florestal e Comércio Ltda.	54,170	2,862	50	27,085	1,431	24,314	25,655	(525)
Fibria Celulose (USA) Inc.	23,340	1,169	100	23,340	1,169	39,121	22,171
VOTO - Votorantim Overseas Trading Operations IV ltd.	41,378	1,164	50	20,689	582	21,698	20,107	(3,932)
Aracruz Produtos de Madeiras S.A. (APM)	24,313	(21,435)	33,33	8,104	(7,144)	14,640	15,249
Riocell Limited	1,002	(28)	100	1,002	(28)	1,066	1,029
Aracruz Trading S.A.(3)		(3)	100		(3)	229	226
Ara Pulp. Com. de Imp. e Exp. Unipessoal Ltda.	15	(26)	100	15	(26)	17	41
Newark Financial Inc. (2)	(514,968)	7,960	100	(514,968)	7,960	(545,289)	(522,928)	373,041
Fibria Overseas Finance Ltd. (2)	(3,625)	24,633	100	(3,625)	24,633	(6,728)	(28,259)
Fibria International GMBH	16,047	16,047	100	16,047	16,047	11,376
Projetos Especiais Investimentos S.A.	(3,246)	(230)	100	(3,246)	(230)	(3,242)	(2,715)
Arapar S.A.								58,769
São Teófilo Repres. Participações S.A.								85,796
Aracruz Celulose S.A.								48,490
Other				381		381	415

				7,802,091	544,297	10,972,567	10,535,116	312,587

Step up of assets on acquisition of Aracruz allocated to subsidiaries
Veracel Celulose, Alícia Papéis, Mucuri Agroflorestal, Portocel				791,414		791,414	795,076

Total investment and equity in earnings (losses) - Parent company				8,593,505	544,297	11,763,981	11,330,192	312,587

Consolidated
Aracruz Produtos de Madeira S.A.				8,104	(7,144)	14,640	15,249	(978)
Other				381		381	181

Total investment and consolidated equity in earnings (losses)				8,485	(7,144)	15,021	15,430	(978)

(1)	Subsidiary incorporated and approved at EGM on September 30, 2010.
(2)	Liabilities are between the subsidiaries of Fibria.
(3)	The subsidiary Aracruz Trading S.A. was liquidated on September 30, 2010 and the net assets reverted to the Company.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(b)	Selected financial information of subsidiaries

A summary of the principal financial information on the subsidiaries at September 30, 2010 is presented below:

	Total assets	Total liabilities	Net revenues

Subsidiaries
Fibria-MS Celulose Sul Mato-Grossense	5,682,003	905,435	761,469
Veracel Celulose	3,631,007	849,389	579,240
Normus Empreend.e Participações	1,015,302	23,761
Fibria Trading International	6,924,364	5,006,201	4,007,681
Mucuri Agroflorestal	76,191	16
Portocel - Term. Esp. Barra do Riacho	142,027	96,970	60,759
Asapir Produção Florestal e Comércio	72,565	18,395	655
Fibria Celulose (USA) Inc.	433,658	410,318	1,158,941
VOTO - Voto Overseas Trading Oper.	731,129	689,751
Riocell Limited	1,018	15
Ara Pulp. Com. de Imp. e Exp. Unip.
Newark Financial Inc.	457	515,425
Fibria Overseas Financial	3,041,640	3,045,266
Fibria International GMBH	3,057,410	3,041,363
Projetos Especiais Investimentos	31,637	34,883	39,886

(c)	Changes in investments in Subsidiaries and Affiliates

	September 30,	June 30,	December 31,
	2010 -	2010 -	2009 -
	nine months	six months	twelve months

At the beginning of the period	11,330,192	11,330,192	2,253,484
Equity in the earnings	544,297	513,550	405,221
First-time adoption of CPC in subsidiaries			218,907
Goodwill arising from exchange of assets with International Paper - pulp mil			1,781,000
Capital increase	225,291	225,291	674,161
Dividends	(304,079)	(304,079)
Step up of assets of subsidiaries on acquisition of Aracruz Celulose			2,554,632
Amortization of step-up of assets of subsidiaries	(3,662)	(3,662)	(323,822)
Net assets acquired of subsidiaries on business Combination			3,766,574
Incorporation of Alicia Papéis S.A.	(3,204,968)
Other	6,434	2,689	35

	8,593,505	11,763,981	11,330,192

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

10	Property, Plant and Equipment

(a)	Parent company

					June 30,	December 31,
		September 30, 2010			2010	2009
	Annual
	depreciation		Accumulated
	rate - %	Cost	depreciation	Net	Net	Net

Land		1,222,904		1,222,904	1,221,448	1,221,448
Buildings	4	1,986,500	900,920	1,085,580	643,217	634,823
Machinery, equipment and facilities	5.5	9,099,364	4,699,090	4,400,274	1,905,102	1,974,433
Furniture and fixtures	10	53,010	36,724	16,286	16,885	16,218
Vehicles	20	19,762	13,794	5,968	5,740	5,672
Advances to suppliers		281,261		281,261	297,974	275,718
Construction in progress		382,794		382,794	334,208	302,424
Other		159,598	157,532	2,066	3,213	18,804

		13,205,193	5,808,060	7,397,133	4,427,787	4,449,540

(b)	Consolidated

					June 30,	December 31,
		September 30, 2010			2010	2009
	Annual
	depreciation		Accumulated
	rate - %	Cost	depreciation	Net	Net	Net

Land		2,246,986		2,246,986	2,246,838	2,248,725
Buildings	4	2,727,641	1,022,562	1,705,079	1,705,924	1,707,722
Machinery, equipment and facilities	5.5	14,069,782	5,381,592	8,688,190	9,015,796	9,180,472
Furniture and fixtures	10	67,409	42,985	24,424	25,295	22,322
Vehicles	20	32,483	20,928	11,555	10,887	11,036
Advances to suppliers		288,882		288,882	308,369	281,823
Construction in progress		507,335		507,335	477,577	555,607
Other		181,378	166,264	15,114	17,780	29,324

		20,121,896	6,634,331	13,487,565	13,808,466	14,037,031
The balance of construction in progress is comprised mainly of expansion and optimization projects of Fibria's industrial and forestry units, being R$ 57,469 in Jacareí, R$ 4,361 in Piracicaba, R$ 15,073 in Americana (CONPACEL), R$ 10,795 of forest maintenance projects, R$ 68,247 in Mato Grosso do Sul, R$ 154,823 in Aracruz, R$ 25,796 in Veracel and R$ 137,397 of spare parts.

Finance leases and contracts that do not have the legal characteristics of a lease, but transfer the right to use an asset in exchange for a payment, amounted to R$ 134,100 at September 30, 2010, net of depreciation (R$ 150,099 at June 30, 2010 and R$ 160,999 at December 31, 2009).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(c)	Reconciliation of net book value at the beginning and end of the period

	Parent company			Consolidated
	September 30, 2010 -	June 30, 2010 -	December 31, 2009 -	September 30, 2010 -	June 30, 2010 -	December 31, 2009 -
	nine months	six months	twelve months	nine months	six months	twelve months

At the beginning of the period	4,449,540	4,449,540	3,237,040	14,037,031	14,037,031	7,626,578
Additions to property, plant and equipment
Machinery and equipment	4,099	1,392	29,837	4,152	1,412	326,792
Advances to suppliers	17,473	33,906	20,491	30,204	49,199	491,918
Construction in progress	205,773	95,553	48,751	267,394	121,448	411,764
Incorporation and fair value of Aracruz assets			1,295,175			7,373,293
Incorporation of property, plant and equipment of Alicia Papéis S.A	2,978,752
Transfer of inventory to maintenance (CPC 27)			107,332	(15,937)	(15,937)	153,335
Capitalized charges on loans (1)	18,007	15,840		18,007	15,840
Other	3,800	2,633	10,673	80,688	57,760	35,691
Reductions to property, plant and equipment
Disposals and transfers	(12,624)	(8,693)	(16,840)	(26,570)	(18,221)	(65,620)
Depreciation and amortization	(260,825)	(162,384)	(282,919)	(671,539)	(440,066)	(474,593)
Disposal of Guaíba unit						(1,842,127)
PIS and COFINS credits	(6,862)			(235,865)

	7,397,133	4,427,787	4,449,540	13,487,565	13,808,466	14,037,031

(1)
The loan charges capitalized in the period were calculated based on the weighted average cost of the related debt. In the first six-months of 2010, the rate applied was 6.92% p.a. , and, in accordance with the internal policy, was revised in July and altered to 6.04% p.a.

11	Biological Assets

The Company's biological assets are substantially comprised of growing forests, intended for the supply of wood for pulp production. The reconciliation of the book balances at the beginning and at the end of the period is as follows:

	Parent company			Consolidated
	September 30, 2010 -	June 30, 2010 -	December 31, 2009 -	September 30, 2010 -	June 30, 2010 -	December 31, 2009 -
	Nine months	six months	twelve months	nine months	six months	twelve months

At the beginning of the period	2,662,053	2,662,053	840,330	3,831,822	3,831,822	1,536,768
Incorporation and fair value of Aracruz assets			1,394,870			1,849,069
Variation in fair value
Harvests in the period	(397,269)	(245,022)	(404,074)	(626,084)	(415,536)	(563,335)
Planting	311,439	185,504	286,357	468,438	300,121	390,344
Change in fair value	43,575	43,575	544,570	68,296	68,296	1,073,175
Reduction on the sale of the Guaíba unit						(454,199)

	2,619,798	2,646,110	2,662,053	3,742,472	3,784,703	3,831,822

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

In determining the fair value of biological assets, the projections are based on a single scenario, which was based on the productivity and area of the plantation (eucalyptus culture) for a harvest cycle of six to seven years, over an area of approximately 578,625 hectares at September 30, 2010.

The period of the cash flows was projected in accordance with the cycle of productivity of the area subject to the evaluation. The volume of production of eucalyptus to be harvested was estimated considering the average productivity in m3 (cubic meters) of wood from each plantation per hectare at the time of harvest. The average productivity varies as a function of the genetic material, climate and soil conditions and the forestry management programs. This component of projected volume consists of the average annual increase (Incremento Médio Anual (IMA)) by region. The average utilized was 43.6 m3/hectare.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, based on a market study and samples of research on some transactions, adjusted to reflect the price of felled timber by region. The standard estimated cost contemplates expenses for felling, chemical control of undergrowth, ant and other pest control, composting, road maintenance, labor inputs and services. Tax effects based on current rates, as well as the contribution of assets, such as property, plant and equipment and own land, considering an average rate of return of 5.5% p.a., were also considered.

The variation in the fair value of biological assets during the period ended September 30, 2010, occurred principally due to price increases for wood, as well as the volume increase in the effective planted areas, when compared to the evaluation realized on December 31, 2009.

12	Intangible Assets

(a)	Parent company

					June 30,	December 31,
		September 30, 2010			2010	2009
	Annual
	amortization		Cumulative
	rate - %	Cost	amortization	Net	Net	Net

Systems development and deployment	20	170,064	(136,772)	33,292	32,808	36,165
Databases	10	456,000	(79,800)	376,200	387,600	410,309
Patents	15.9	129,000	(35,954)	93,046	98,040	108,844
Relationship with suppliers
Diesel and ethanol	22.7	29,000	(11,520)	17,480	19,144	22,101
Chemical products	6.3	165,000	(18,191)	146,809	149,531	154,623
Goodwill based on expected future profitability
Ripasa S.A.		545,345	(69,932)	475,413	475,413	475,413
Aracruz Celulose S.A.		4,230,450		4,230,450	4,230,450	4,230,450

		5,724,859	(352,169)	(5,372,690)	5,392,986	5,437,905

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(b)	Consolidated

					June 30,	December 31,
		September 30, 2010			2010	2009
	Annual
	amortization		Cumulative
	rate - %	Cost	amortization	Net	Net	Net

Systems development and deployment	20	183,477	(144,308)	39,169	37,845	41,614
Databases	10	456,000	(79,800)	376,200	387,600	410,309
Patents	15.9	129,000	(35,954)	93,046	98,040	108,844
Relationship with suppliers
Diesel and ethanol	22.7	29,000	(11,520)	17,480	19,144	22,101
Chemical products	6.3	165,000	(18,191)	146,809	149,531	154,623
Goodwill based on expected future profitability
Ripasa S.A.		545,345	(69,932)	475,413	475,413	475,413
Aracruz Celulose S.A.		4,230,450		4,230,450	4,230,450	4,230,450

		5,738,272	(359,705)	5,378,567	5,398,023	5,443,354

The Company assessed the recovery of the net book value of goodwill at December 31, 2009, using the discounted cash flow model for each cash-generating unit. The estimating process involves the utilization of assumptions, judgments and estimates of future cash flows and represents the Company's best estimate as approved by Management. The recoverability test of the Company's assets did not result in the necessity to recognize an impairment of goodwill at that date and Management believes that the fundamentals of that evaluation continue to be valid for the quarter and period ended September 30, 2010.

13	Advances to Suppliers – Forestry Partnership Programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and more recently Rio de January, is directed towards planting eucalyptus forests on the land of partners. Through the program, the Company provides technology, technical assistance, inputs and financial funds according to the type of agreement. The lessor is guaranteed wood inputs for pulp production. Until September 30, 2010 released funds amounted to R$ 660,104 (R$ 679,739 at June 30, 2010 and R$ 679,389 at December 31, 2009), to be reimbursed through delivery of wood by forest producers (incentive users). The above balance includes the fair value adjustment, as mentioned in Note 24.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

14	Loans and Financing

Current

		Parent company			Consolidated
Type/purpose	Average annual charges - %	September 30, 2010	June 30, 2010	December 31, 2009	September 30, 2010	June 30, 2010	December 31, 2009

In foreign currency
Export credits (prepayment)	5.04	23,913	4,958	355,644	47,099	105,001	422,827
Bonds - VOTO IV	8.50	6,035	738	1,584	6,035	738	1,584
Eurobonds (issued by VEP)	4.25	61	1,398	1,659	61	1,398	1,659
Eurobonds (issued by Fibria Overseas)	8.66				111,036	42,450	27,810
Export credits (ACC)	2.11	161,365	8,650	105,605	218,119	69,191	273,264
FINIMP	1.84	2,483	2,613	2,523	2,483	2,613	2,527
Leasing	3.17	4,770	5,073	4,771	8,393	8,924	8,393
Export credits (Finnvera)	4.78				36,958	42,065	40,331
EIB Eurpo Inv. Bank	0.93				4,237	4,518	4,370

In Brazilian reais
BNDES
TJLP	8.80	119,232	132,059	110,677	212,912	216,526	200,437
UMBNDES	8,00	15,957	14,374	10,664	41,940	42,221	37,479
Leasing indexed to CDI	11.01	13,072	11,204	9,851	13,072	11,204	11,954
Rural credit note	9.55		10,538	10,199	20,452	56,631	54,313
NCE	11.37	151,182	277,158	361,121	171,444	295,623	378,949
Centro Oeste Fund	8.45				3,318	495	56

		498,070	468,763	974,298	897,559	899,598	1,465,953

Non-current

			Parent company			Consolidated
	Average annual		September 30,	June 30,	December 31,	September 30,	June 30,	December 31,
Type/purpose	charges (*) - %	Maturity	2010	2010	2009	2010	2010	2009

In foreign currency
Export credits (prepayment)	5.04	2010 to 2020	2,977,283	2,731,314	1,906,753	4,364,705	4,814,021	4,333,530
Bonds VOTO IV	8.50	2020	338,840	353,096	348,240	338,840	353,096	348,420
Eurobonds (issued by VEP)	4.25	2014	96,495	96,850	89,380	96,495	96,850	89,380
Eurobonds (issued by Fibria Overseas)	8.66	2020				2,919,038	3,097,541	1,741,200
Export credits (ACC)	2.11	2011		180,150	52,236		180,150	76,784
FINIMP	1.84	2012	3,417	3,634	4,774	3,417	3,634	4,774
Leasing	3.17	2013	10,844	11,531	13,633	19,583	20,823	24,504
Export credits (Finnvera)	4.78	2010 to 2018				231,147	265,231	280,116
Derivative debts	8.54							890,449
EIB Eurpo Inv. Bank	0.93	2012				706	3,002	5,078

In Brazilian reais
BNDES
TJLP	8.80	2010 to 2017	1,148,594	1,150,294	1,118,901	1,301,916	1,334,413	1,334,097
UMBNDES Currency basket	8,00	2010 to 2017	126,651	139,709	127,590	178,641	201,159	196,035
CDI indexed leasing	11.01	2014	25,959	28,560	33,347	25,959	28,562	33,347
NCE in reais	11.37	2010 to 2013	404,969		20,832	455,318	50,350	80,583
Centro Oeste Fund	8.45	2010 to 2017				70,213	73,022	72,844

			5,133,052	4,695,138	3,715,686	10,005,978	10,521,854	9,511,141

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

The maturities of the non-current portion are presented below:

	Parent company				Consolidated
Maturity of	Denominated	Denominated			Denominated	Denominated
long-term	in Brazilian	in foreign			in Brazilian	in foreign
installments	reais	currency	Total	Percentage	reais	currency	Total	Percentage

2011	44,220	3,711	47,931	1	85,438	12,800	98,238	1
2012	210,215	213,093	423,308	8	357,954	272,726	630,680	6
2013	252,232	387,602	639,834	12	342,567	486,175	828,742	8
2014	377,563	599,511	977,074	19	390,443	624,007	1,014,450	10
2015	371,316	490,695	862,011	17	382,550	698,164	1,080,714	11
2016	159,389	707,090	866,479	17	170,623	1,080,591	1,251,214	12
2017	174,501	502,173	676,674	13	185,735	1,116,250	1,301,985	13
2018	116,737	77,009	193,746	4	116,737	246,622	363,359	4
2019		77,009	77,009	2		66,453	66,453	1
2020		368,986	368,986	7		3,370,143	3,370,143	34

	1,706,173	3,426,879	5,133,052	100	2,032,047	7,973,931	10,005,978	100

(a)	Export credits (prepayments)

On September 30, 2010, the Company signed an Export Credit Contract with eleven banks for US$ 800,000 thousand (equivalent at that date to R$ 1,355,360), with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, considering the leverage levels and rating of the Company. The credits are guaranteed by export contracts, and the installments mature on shipment dates. This facility was used to prepay debts with higher costs and less favorable maturities.

On September 29, 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 250,000 thousand (equivalent at that date to R$ 423,550), bearing semiannual LIBOR plus 2.55%, with maturities through 2020. The credits are guaranteed by export contracts and the installments mature on shipment dates. This facility was fully used to prepay loans with higher costs and less favorable maturities.

On June 30, 2010, the Company signed an Export Credit Contract with nine banks for US$ 600,000 thousand (equivalent at that date to R$ 1,080,900), with maturities through 2017, bearing quarterly LIBOR plus 2.80% p.a., which can be reduced to 2.40%, considering the leverage levels and rating of the Company. The credits are guaranteed by export contracts, and the installments mature on shipment dates. This facility was used to prepay debts with higher costs and less favorable maturities.

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of
US$ 535,000 thousand (equivalent at that date to R$ 956,152), bearing quarterly LIBOR plus 2.95%, with maturities through 2017. The credits are guaranteed by export contracts and the installments mature on shipment dates. At March 31, funds totaling US$ 313,863 thousand (equivalent on the date to R$ 558,991) had been drawn down, and the remaining balance of US$ 221,136 thousand (equivalent on the date to R$ 389,310) was drawn down on April 6, 2010. This facility was fully used to prepay loans with higher costs and less favorable maturities.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

In December 2009, the Company borrowed US$ 1,175,000 thousand (equivalent at that date to R$ 2,046,970) in a two-tranche export prepayment facility from various banks, with US$ 750,000 thousand (equivalent at the date of disbursement to R$ 1,306,580), maturing within five years, with a three-year grace period, and US$ 425,000 thousand (equivalent at the date of disbursement to R$ 740,390), maturing within seven years, with a five-year grace period. The interest rate is the quarterly London Interbank Offered Rate (LIBOR) plus a spread of 4.00% p.a. on the US$ 750,000 thousand tranche and a spread of 4.25% p.a. on the US$ 425,000 thousand tranche. There is a reduction in the spread according to the Company’s leveraging levels. In September 2010, the Company prepaid the remaining balance of these operations, because the market conditions were more favorable.

In July 2009, the Company signed an export prepayment facility with Banco Credit Suisse totaling US$ 54,000 thousand (equivalent at that date to R$ 104,166), bearing interest of 100% of CDI plus 1% p.a., maturing in July 2012. In June 2010, the Company and Banco Credit Suisse assigned the obligation to Banco Safra, without changing any of the other contractual provisions.

As a result of the creation of the Conpacel consortium on the spin-off of the operations of Ripasa to Fibria (50%) and Suzano (50%), in September 2008, Fibria recorded the balance of loans transferred after the spin-off which were subsequently merged by Fibria, of US$ 83,000 thousand (equivalent at the time of disbursement to R$ 139,596), related to the contracts for export prepayment totaling US$ 73,000 thousand and for import financing totaling US$ 10,000 thousand, both of which mature in 2012. In June 2010, the Company prepaid the remaining balances of these transactions, in the amount of US$ 23,667 thousand, because this facility did not continue to present favorable conditions.

In May 2008, Fibria signed an export prepayment contract with Banco Nordea Bank AB totaling US$ 50,000 thousand (equivalent at the time of disbursement to R$ 82,540), bearing LIBOR plus 0.68% p.a. falling due in May 2012. The credits were guaranteed by export contracts and matured within 48 months from the date of receipt of the loan. The proceeds were used to prepay outstanding export financing loans. In the second quarter of 2009, the spread rate was renegotiated to adjust to the market rate of 4.75% p.a. above LIBOR. In the second quarter of 2010, the Company prepaid the remaining balance.

In June 2007, Fibria signed an export prepayment contract with Banco Bilbao Vizcaya Argentina for US$ 100,000 thousand (equivalent at the time of disbursement to R$ 195,217), bearing interest at LIBOR plus 0.38% per year and maturing in 2015.In the second quarter of 2009, the spread rate was renegotiated to adjust to the market rate of 4.65% p.a. above LIBOR. In the second quarter of 2010, the Company prepaid the remaining balance.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

In July 2006, the wholly owned subsidiary Fibria Overseas Holding KFT signed an export prepayment contract with a group of banks totaling US$ 375,000 thousand (equivalent at the time of disbursement to R$ 816,075), bearing LIBOR plus 0.57% per year and maturing from 2007 to 2014. The credits were guaranteed by export contracts and the installments matured on the shipment dates. The proceeds were used to prepay loan agreements related to outstanding export receivable financings. In the second quarter of 2009, the spread rate was renegotiated to the market rate of 4.75% p.a. above LIBOR. In the second quarter of 2010, the Company prepaid the remaining balance.

The Company has export prepayment contracts with Bradesco bank in the amount of US$ 150,000 thousand, bearing LIBOR plus 0.78% and maturing in 2014. At September 30, 2010, the outstanding principal amounted to R$ 254,130.

The Company has export prepayment contracts with Nordea bank in the amount of US$ 50,000 thousand, bearing LIBOR plus 0.80% and maturing in 2013. At September 30, 2010, the outstanding principal amounted to R$ 84,710.

The Company has export prepayment contracts with Banco do Brasil in the amount of US$ 200,000 thousand, bearing LIBOR plus 3.20% - 5.00% and maturing in 2018. At September 30, 2010, the outstanding principal amounted to R$ 338,840. In September 2010, the Company renegotiated the spread rate to 2.8%, which can be reduced to 2.4%, according to the leverage levels and rating of the Company. The first amortization date was postponed to 2013 and maturity to 2017.

(b)	Loan - VOTO IV (eurobonds)

On June 24, 2005, VOTO - Votorantim Overseas Trading Operations Limited IV ("VOTO IV"), a company jointly controlled together with VPAR, raised US$ 400,000 thousand in bonds in the international capital markets (equivalent at the time of issuance to R$ 955,000). The bonds mature on June 24, 2020 and bear annual interest of 7.75%. 50% of the total funds raised were received, i.e., US$ 200,000 thousand, equivalent to R$ 477,000 on that date.

(c)	Loan - VOTO III (eurobonds)

On January 16, 2004, Votorantim Overseas Trading Operations III ("VOTO III"), a wholly-owned subsidiary of VPAR, raised in the international capital markets US$ 300,000 thousand (at the time of issuance equivalent to R$ 873,000), maturing in ten years and bearing annual interest of 4.25%. 15% of the total funds raised were received, i.e., US$ 45,000 thousand, equivalent to R$ 131,000 on that date.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(d)	Loans - Fibria 2019 and Fibria 2020 (eurobonds)

In May 2010, through its international subsidiary Fibria Overseas Finance Ltd. ("Fibria Overseas "), the Company raised US$ 750,000 thousand ("Fibria 2020," equivalent at that date to R$ 1,339,650) in the international market, maturing in 10 years (103,75% and decreasing until 100% in 2018) and with a repurchase option after five years, accruing semi-annual interest at 7.50% p.a.

On October 30, 2009, the Company, through its international subsidiary Fibria Overseas, raised US$ 1 billion ("Fibria 2019," equivalent at the time of issuance to R$ 1,744,000), maturing within ten years, accruing semi-annual interest at 9.25% p.a. In May 2010, the Company announced an offer to exchange Fibria 2019 through a reopening of Fibria 2020, in order to align the interest curve and improve the liquidity of the paper, besides making the covenant clauses more flexible to reflect the new reality of the Company. The participation in the exchange offer was 94%.

The effective interest rate on these operations after the capitalization of borrowing costs is 8.66% p.a.

(e)	National Bank for Economic and Social Development (BNDES)

In the first half of 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a. At September 30, 2010, 93% of this total amount had been drawn down. UMBNDES is an index based on a basket of currencies, predominantly the U.S. dollar.

In the second half of 2008, a financing agreement with BNDES totaling R$ 74,821 was approved, bearing TJLP plus 1.36% to 1.76% and UMBNDES plus 1.76% p.a. The deadline for repayment of this financing is 2015. At September 30, 2010, 57% of this amount had been drawn down.

In October 2007, a financing agreement was formalized with BNDES for R$ 21,701, indexed by TJLP + 1.8% and UMBNDES + 1.3% p.a. The principal amount will be settled between 2010 and 2012.

In November 2006, a financing agreement was formalized with BNDES, the total amount of which at September 30, 2010 was R$ 518,086, of which R$ 516,588 has already been drawn down, maturing from 2009 to 2016, bearing interest at TJLP plus 0% to 2.9% p.a. and UMBNDES plus 1.4% to 2.4% p.a.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

In 2005, three agreements were entered into with BNDES, in December, August and May. In the contract signed in December, the total funds drawn down were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP + 0% to 4.5% p.a. and UMBNDES + 2.0% to 3.0% p.a. In the August agreement, the total funds drawn down reached R$ 55,222, of which a portion is indexed to TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. The final maturity of the agreement is 2015. In the May agreement, the total funds drawn down were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The final maturity of the principal amount is 2015.

Considering only the portion guaranteed by the Company, equivalent to 50% of financing raised by Veracel (joint Venture with Stora Enso) from BNDES, the total principal amount at September 30, 2010 amounted to R$ 325,970, repayable from 2010 to 2014, subject to interest ranging from TJLP + 1.0% to 3.3% p.a. and UMBNDES + 3.3% p.a.

The Company gave the Três Lagoas (MS) unit as collateral for the BNDES financing.

(f)	Leasing

In December 2009, the Company renegotiated the terms and the amount outstanding of its finance lease with Banco Société Générale, originally agreed in 2008, for the acquisition of forest machinery and equipment. The outstanding amount at September 30, 2010 was R$ 29,976 (US$ 16,535 thousand), and the final installment is due in 2013.
As at September 30, 2010, the Company had recorded 50% of the leases of machinery acquired through its interest in Consórcio Conpacel, which totaled R$ 39,031 and the final installment is due in 2014.

(g)	Export Credit Bill (NCE) and Rural Credit Bill (NCR)

On September 28, 2010, the Company contracted an Export Credit Note (NCE) for R$ 427,500, maturing in 2018, bearing a charge of 1.85% p.a. plus 100% of CDI. This operation is linked to a derivative with the objective of a currency swap from reais to the US dollar and also the rate from floating to fixed, at a final cost of 5.45% p.a., plus exchange variance.

In August 2009, the Company executed an agro-industrial credit agreement with Banco do Brasil totaling R$ 137,000, maturing in 488 days and bears charges of 11.25% p.a.

In May 2009, the Company contracted an NCE with Banco do Brasil totaling R$ 50,000, which matures in June 2011 and bears charges of 11.25% p.a.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

In December 2008, the Company contracted, through its subsidiary Portocel, an NCE with Banco HSBC in the amount of R$ 94,014 (51%), with final maturity in December 2013 and a cost of 100% of CDI.

(h)	Export credit (Finnvera)

On September 30, 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency, which provides facilities to companies committed to sustainability programs) in the amount of € 125 million at LIBOR 6M plus 3.325% p.a., which matures in eight-and-a-half years.

(i)	Fund for the financing of the Brazilian Midwest Region (FCO)

On December 31, 2009, the Company borrowed R$ 73,000 thousand from Banco do Brasil through its subsidiary Fibria-MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

(j)	Agreement with creditor bank counterparties to Aracruz derivative loans

In May of 2010, the Company settled the remaining amount of its derivative debt, in the amount of US$ 511,400 thousand (equivalent at that date to R$ 944,095 thousand), thus permitting the elimination of the remaining restrictive clauses and the release of the remaining guarantees from this transaction.

(k)	Covenants

Some of the loan agreements of the Parent company and its subsidiaries contain covenants or restrictive clauses, establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts and the maintenance of minimum balances of receivables either in a current account or a collateral account. In 2009, the Company renegotiated with creditor banks the covenants in all loans subject to accelerated settlement. As regards BNDES, the Company enhanced the collateral package during 2009, in connection with the failure to comply with the clause governing the maximum level of indebtedness.

The principal covenants governing the credit facility include:

.	subject to certain exceptions, restrictions on the Company's capacity to merge with or into other entities;

.	subject to certain exceptions, restrictions on sales and exchanges of assets by the Company and its subsidiaries;

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

.
maintenance, at the end of each quarter, of a ratio of: (i) Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) in accordance with Brazilian GAAP and adjusted (for the last four quarters) to (ii) the total debt maturing during the following four consecutive quarters plus financial expenses to be paid during the following four consecutive quarters, greater than 0.3 at September 30, 2010, later increasing up to 1.2 at June 30, 2011;

.
maintenance, at the end of each quarter, of a level of net debt to Adjusted EBITDA (for the last four quarters) of 5.3 at September 30, 2010 and gradually reducing to 3.0 at June 30, 2011 and thereafter;

.	maintenance, at the end of each quarter, of a level of debt to shareholders' equity of 0.7.

The principal events of default under the Export Prepayment Credit Contract include:

.	non-payment, within the stipulated period, of the principal amount or interest;

.	inaccuracy of any declaration, guarantee or certification provided;

.	cross-default and cross-judgment default, subject to an agreed minimum of US$ 50.0 million;

.	subject to certain periods for resolution, breach of any obligation under the Export Prepayment Credit Contract;

.	certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

The Company was fully in compliance with the covenants agreed upon in the contracts with the banks through September 30, 2010.

15	Provision for Contingencies

The Parent company and its subsidiaries are parties to labor, civil and tax claims at various court levels. The provisions for contingencies against potential unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

The provisions for tax and other litigation and the corresponding deposits are as follows:

							Parent company
	September 30, 2010			June 30, 2010			December 31, 2009
	Judicial deposits	Amount provided	Total net	Judicial deposits	Amount provided	Total net	Judicial deposits	Amount provided	Total net

Nature of claims
Tax	156,111	(257,298)	(101,187)	156,717	(256,917)	(100,200)	324,651	(607,287)	(282,636)
Labor	36,717	(52,580)	(15,863)	34,727	(51,095)	(16,368)	32,199	(77,504)	(45,305)
Civil	3,180	(8,574)	(5,394)	3,172	(8,551)	(5,379)	238	(6,658)	(6,420)

	196,008	(318,452)	(122,444)	194,616	(316,563)	(121,947)	357,088	(691,449)	(334,361)

							Consolidated
	September 30, 2010			June 30, 2010			December 31, 2009
	Judicial deposits	Amount provided	Total net	Judicial deposits	Amount provided	Total net	Judicial deposits	Amount provided	Total net

Nature of claims
Tax	166,089	(257,690)	(91,601)	166,017	(257,253)	(91,236)	333,773	(607,585)	(273,812)
Labor	44,270	(76,004)	(31,734)	41,760	(75,173)	(33,413)	37,929	(97,969)	(60,040)
Civil	3,250	(9,567)	(6,317)	3,173	(8,916)	(5,743)	237	(7,319)	(7,082)

	213,609	(343,261)	(129,652)	210,950	(341,342)	(130,392)	371,939	(712,873)	(340,934)

The Company has tax and civil claims arising in the normal course of business that are assessed as possible losses by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. The estimated possible losses from these claims at September 30, 2010 are as follows tax - R$ 1,174,612 and civil - R$ 67,290.

The labor claims for which the expectation of loss is classified as possible are provisioned to the extent that future cash outflows are probable based on the history of settlements over the last years.

The change in the provision for contingencies can be presented as follows:

	Parent company			Consolidated
	September 30,	June 30,	December 31,	September 30,	June 30,	December 31,
	2010 -	2010 -	2009 -	2010 -	2010 -	2009 -
	nine months	six months	twelve months	nine months	six months	twelve months

Opening balance	691,449	691,449	375,771	712,873	712,873	443,252
Cancellation of claims (*)	(393,803)	(392,563)	(21,901)	(395,999)	(393,901)	(212,745)
New claims filed	2,747		18,061	5,756	1,679	24,004
Merger of Aracruz			316,813			429,688
Charges	18,059	17,677	2,705	20,631	20,191	28,674

Closing balance	318,452	316,563	691,449	343,261	341,342	712,873

(*)
The cancellations of claims in 2010 were mainly due to the Tax Amnesty and Financing Program described in item (xii) in this explanatory note and the reversal of the provision for CSLL taxes on export revenue in 2003, described in item (iv).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(a)	A summary of the main tax claims it is set out in the following paragraphs

(i)	Economic stabilization plan ("Plano Verão")

Based on the injunction obtained through a writ of mandamus, the Company deducted from the calculation of taxable profit the indexation corresponding to the variation of the Consumer Price Index in January and February 1989, in the amount of 70.28% (the "Summer Plan"). In ongoing legal argument, the Company received a favorable judgment for the lawsuit limiting the indexation factor to 42.72% (January 1989) and 10.14% (February 1989). Consequently, as supported by its legal counsel, the Company established a provision corresponding to the difference between the benefit previously recognized and that determined by the court. The amount provisioned was R$ 7,991 at September 30, 2010.

(ii)	PIS/COFINS (taxes on revenues)

The Company (at the time represented by Aracruz) obtained a court injunction against the broadening of the tax base levied on revenues by the COFINS tax. The injunction also covered the increase in the COFINS tax rate established by Law No. 9718/98, on the basis of unconstitutionality. A favorable decision was issued in November 2001. However, due to unfavorable court decisions at the time for other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to partially withdraw the lawsuit filed. It then elected to enroll in the PAES program (a tax amnesty and refinancing installment program) paying R$ 60,861, as instituted by Law No. 10684/03. The balance at September 30, 2010 was approximately R$ 65,266. The Company continues to challenge only the payment of taxes on exchange gains.

There have been decisions rendered by the Federal Supreme Court (STF) which ruled that the change in the basis for calculation of the PIS and COFINS taxes is unconstitutional. Consequently, despite having withdrawn its original claim, the Company filed a petition for a preliminary injunction to assure its right not to pay the PAES installments relating to such modification, and this petition was granted. The amount relating to the PAES installments that were not paid as a result of the court order, for the months from July 2006 through December 2009, was approximately R$ 31,290, including TJLP interest charges through September 30, 2010. In February 2009, the Superior Court of Justice (STJ) issued its decision in favor of the Company, determining that the decision of the Second District Federal Court, which had approved the partial withdrawal of the lawsuit originally filed, be overturned.

The exchange gains being discussed, from February 1999 to September 2003, amounted to R$ 179,238 at September 30, 2010, as adjusted by the prime rate published by the Sistema Especial de Liquidação e Custódia (SELIC).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

In September 2009, pursuant to guidance issued by the Brazilian Institute of Accountants -IBRACON (Technical Notice 05/2009) in July 2009, and supported by the advice of outside legal counsel, the Company fully reversed R$ 179,238 of the provision for the taxes on exchange gains.

(iii)	ICMS

The Company filed claims challenging the inclusion of ICMS tax in the basis of taxable income for COFINS tax in the period 1996-2002, and also claiming the right to take credit for ICMS tax paid on the purchases of raw materials used in the production of tax-exempt paper. The Company is entitled to take these credits starting January 2006 due to the enactment of Supplementary Law No. 120 of December 29, 2005. The Company has accrued and deposited in escrow the disputed tax, whose total balance at September 30, 2010 was R$ 59,289.

(iv)	Social Contribution on Export Profits

In March 2004, the Company was granted the right not to pay social contribution taxes on export income retroactively to January 2004. In April 2007, as a result of an unfavorable court decision, the Company made an escrow deposit of the principal amounting to R$ 36,859, plus interest of R$ 10,170 based on the SELIC rate. In February 2008, the Company made an additional escrow deposit of R$ 73, and the deposited amount, therefore, totaled R$ 47,102. The contingency is fully accrued. The Company is still discussing this issue in court.

In September 2003, the Company obtained a favorable sentence permitting it, as from 2002, not to pay social contribution on export income, and it was also assured the right to offset overpaid amounts, indexed by the SELIC rate, amounting to R$ 107 million at September 30, 2010, against which a provision was established. The Company is awaiting a final judicial ruling on the appeal filed by the Federal Government. Furthermore, on December 1, 2009 the Company was served an assessment notice regarding the social contribution for 2004, amounting to R$ 69 million, as updated to September 30, 2010. As the Brazilian Internal Revenue Service did not serve an assessment notice for 2003 and the Company's external legal counsel understood that the tax authorities are no longer entitled to claim the amounts regarding that period, the Company reversed the provision of R$ 156,331 in the quarter ended March 31, 2010, of which R$ (73,409) to "Financial results" and R$ (82,922) to "Income tax and social contribution".

(v)	Tax assessment notice

In December 2007, Normus Empreendimentos e Participações Ltda. received an income tax assessment from the Brazilian Revenue Service totaling R$ 1,129,410 for the alleged nonpayment of income tax and social contribution relating to the earnings of its foreign subsidiary, recognized in Brazil as equity in earnings of subsidiaries, during the period 2002 to 2006. The subsidiary in question, domiciled in Hungary, sells pulp and paper in the global market.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

In June 2008, a trial court upheld the tax assessment. The Company filed an administrative appeal against that ruling, and is presently awaiting the court decision.

Based on the position of outside legal counsel, Management understands that this Hungarian subsidiary is subject to taxation in the country of incorporation and, therefore, the likelihood of this assessment being upheld is remote, since it violates provisions of Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation. Consequently, in view of the probable likelihood of a favorable outcome, the Company has not recognized any provision for this remote contingency.

(vi)	Class action

In November 2008, a securities class action was filed against the Company and certain of its current and former officers and directors on behalf of potential purchasers of the Company's ADRs between April 7 and October 2, 2008. The complaint asserts alleged violations of the U.S. Securities Exchange Act, alleging that the Company failed to disclose information in connection with, and losses arising from, certain derivative transactions. The plaintiffs are seeking unspecified compensatory damages and expense reimbursements. Due to the unpredictability of the likelihood of an unfavorable outcome and the lack of elements to estimate the amount or range of potential loss, no provision has been recognized.

(vii)	Tax incentive - Agência de Desenvolvimento do Nordeste (ADENE) (“Northeast Development Agency”)

The Company has business units (incorporated from Aracruz in December 2009) located within the regional development area of ADENE. As the paper and pulp industry is deemed to be a priority for regional development (Decree 4,213, of April 16, 2002), in December 2002, the Company requested and was granted by the Brazilian Revenue Service the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on profits from tax incentive activities for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

On January 9, 2004, the Company was served Official Notice 1,406/03 by the Liquidator of the former Supervisory Office for Development of Brazil's Northeastern Region (SUDENE), who reported that, "observing the review carried out by the Legal Advisory Office of the Ministry of Integration as regards the special extent of the granting of the referred to incentive, the right to use the benefit previously granted is unfounded and will be cancelled”.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

During 2004 and 2005, various ADENE determinations were issued to cancel tax benefits. Such determinations were refuted by the Company, but no final court decision has been announced in relation to the merits of the claim.

Nevertheless, the Brazilian Revenue Service served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 279.2 million - updated to September 20, 2010. The Company filed a protest letter against such assessment notice, which was deemed to have justification at the administrative level. The Company filed an appeal against this decision and in September 2008 the Ministry of Finance's Board of Taxpayers (CCMF) deemed that the assessment by the tax authorities had partial merit and confirmed the Company's right to use the tax incentive until 2003. However, the assessment was maintained for 2004, which resulted in an assessed amount of R$ 44.5 million - updated to September 30, 2010. The Company filed an appeal against the decision with respect to 2004.

The Company's Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already enjoyed, or in respect of future periods.

As regards to the benefits utilized (R$ 143 million at December 31, 2004), based on the position of its external legal counsel, the Company's Management believes that the required tax payment has no justification, since the Company utilized the benefits strictly in accordance with the legal parameters and in conformity with the Brazilian Revenue Service's determinations and ADENE's qualifying reports.

With respect to the prescriptive period, extending to 2012 (plant C) and 2013 (plants A and B), based on the opinion of its external legal counsel, Company Management believes that it is illegal to revoke the tax benefits the granting of which was conditional upon meeting terms established in advance (implementation, expansion or modernization of industrial enterprise), thereby securing the right to use such tax benefits until the end of the periods set forth in law and in the concession.

Although the Company is confident that it will prevail, considering the facts that occurred in 2004 and 2005, which indicate that ADENE and the Brazilian Revenue Service intend to cancel the tax benefits, the Company decided to cease the use of tax benefits as from 2005, until a final court decision is obtained on the matter.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

The likelihood of an unfavorable outcome for the tax benefits used until 2003 is rated as remote by the Company's Management and external legal counsel. As regards the tax benefits already used in 2004 and those still pending use as from 2005, the likelihood of an unfavorable outcome is rated as possible, and no provision has, therefore, been constituted.

(viii)	IRPJ - deductibility of social contribution on net profit

On June 29, 2005, the Company was assessed for having treated social contribution charges as deductible for purposes of determining its income tax for 2000 and 2001. The provision at June 29, 2005 was supplemented by R$ 3.6 million, totaling R$ 38 million.

In July 2005, in view of previous court decisions, the Company decided to pay the amount assessed and therefore reverse the corresponding provision for loss. However, before payment, it recalculated the amount payable and determined the amount to be only R$ 24.4 million. The Company then filed an administrative challenge alleging that it was being overcharged by the difference between the amount of the assessment. Nevertheless, the assessment was upheld at the first administrative level. The Company has appealed this decision and is awaiting judgment thereon. Furthermore, the Company has maintained a lawsuit challenging the alleged non-deductibility of social contribution on net profit. Based on the position of its outside legal counsel, which assesses the likelihood of an unfavorable outcome in this claim as remote, no provision was recognized.

(ix)	Income tax and social contribution - full offset of tax loss carryforwards

On June 29, 2005, the Company was assessed for offsetting 100% of taxable income in 2000 and 2001 with income tax loss carryforwards. The assessment also covered the full offset, in 2000, of the tax losses generated under the BEFIEX (export incentive) program over the period in which the Company was eligible to enjoy the benefits of that program. The Company challenged the assessment at the first administrative level, but the claims against the Company were upheld. The Company appealed this decision and in June 2008 obtained a favorable decision from the Brazilian Finance Ministry's Board of Tax Appeals (CCMF, currently CARF), which unanimously ruled that the assessments levied by the tax authorities were not justified.

As a consequence of this decision, the Company, on the advice of its outside legal counsel, assessed the likelihood of loss regarding such contingency to be remote.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(x)	Income and social contribution taxes - partial approval

The Company has three processes for the approval of income tax credits with the Brazilian Revenue Service, referring to 1997, 1999 and the fourth quarter of 2000, totaling R$ 125,233, of which only R$ 83,470 was approved. The Company made a timely appeal against the rejection of the tax credits. As regards 1997, the claim is pending a decision from the preliminary court. For the fourth quarter of 2000, the Company is awaiting a decision on a voluntary appeal, and for 1999 it awaits a decision on an appeal to the High Court of Justice. On the advice of its outside legal counsel, the Company has not made provisions for these legal proceedings and considers a loss to be possible.

(xi)	Tax Amnesty and Refinancing Program (REFIS)

In November 2009, the Company joined the Tax Amnesty and Refinancing Program (REFIS), introduced by Law 11941/09, the objective of which is the regularization of tax debts through a special system for payment of tax and social security debts in installments.

The debts included in the installment payment program mainly arose from:

.	COFINS - rate increase from 2% to 3% as established by Law 9718/98;

.
IPI credit premium - tax credits transferred from KSR to Celpav, related to phase II (April 1, 1981 to April 30, 1985), which were the subject of a tax notice issued by the Brazilian Revenue Service due to supposed noncompliance with accessory tax obligations;

.	IRPJ/CSLL - tax notices issued to fully offset income and social contribution tax losses;

.
Economic Domain Intervention Contribution (CIDE) - judicial proceeding regarding CIDE levy on amounts paid to parties resident abroad as royalties or contractual remuneration, introduced by Law 10168/00 and amended by Law 10332/01 - period: as from 2002;

.
Tax on Financial Operations (IOF) - judicial proceeding for declaration of non-existence of legal-tax relationship, in order not to be obliged to pay IOF on foreign exchange contracts entered into for purposes of raising funds abroad through the issue of Euronotes. The IOF amount was deposited in court on February 4, 1994;

.
IRPJ - judicial proceeding about interest levy on earnings arising abroad in the period from 1985 to 1989, resulting from receivables of the Company (at the time represented by Aracruz) from a company under receivership in Argentina (CASA).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

The updated amount of debts included in the installment payment program is R$ 242,217, for which there are judicial deposits aggregating R$ 200,224. The impacts on the result of operations, recognized in the first quarter of 2010, relate to the recognition of debts that had not been previously provisioned, amounting to R$ 51,201, recognition of credit for benefit related to penalty and interest of R$ 27,105, indexation of judicial deposits of R$ 34,770 and provision for lawyers' fees.

(b)	Significant comments on labor/civil proceedings

The Company is a party to approximately 2,723 labor lawsuits filed by former employees and third parties, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers' compensation, property damage and personal injury, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and 836 civil lawsuits, most of which refer to claims for compensation from former employees or third parties for alleged occupational illnesses and workers' compensation, collection lawsuits and application for credits in bankruptcies filed by the Company, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation for losses.

16	Commitments

Take or pay contracts

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for a maximum period of 18.8 years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. The contractual obligations assumed at September 30, 2010 correspond to R$ 217,848 per year (R$ 209,498 at June 30, 2010 and R$ 195,339 at December 31, 2009). Additionally, in 2007, the Company entered into a long-term take-or-pay agreement with International Paper for the supply of pulp for a 30-year period. The obligation set out in this agreement totaled R$ 108,434 per year at September 30, 2010 (R$ 111,843 at June 30, 2010 and R$ 91,064 at December 31, 2009.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

Guarantees in “compror” operations

At September 30, 2010, the Company presented a balance of “vendor” operations in the amount of R$ 203,905 (R$ 191,662) at June 30, 2010 and R$ 158,024 at December 31, 2009), deducted from the balance of trade accounts receivable from domestic customers. The Company is the guarantor of these transactions and potential losses are charged to the allowance for doubtful accounts, which is reviewed and adjusted periodically.

Acquisition of Ripasa or Conpacel

On November 10, 2004, VCP and Suzano Bahia Sul Papel e Celulose S.A. ("Suzano") entered into an agreement for the acquisition of a controlling interest in Ripasa S.A. Celulose e Papel ("Ripasa"). Subsequently, the Company entered into an Option Instrument for Purchase and Sale of 1,302,810 common shares and 4,121,773 preferred shares of Ripasa, owned by its former controlling shareholders. After various capital reorganizations and considering Fibria's portion, 309,451 shares remained in respect of the option. On March 23, 2010, the shareholders notified Fibria (formerly VCP) of their intention to exercise their put option. The estimated total amount of this transaction was R$ 43,012, which was paid on May 10, 2010. Of this amount, R$ 33,423 related to indexation adjustments and was recorded in the financial result, and the difference of R$ 9,589, relating to the market value of the shares, was recorded in the account “treasury shares”, in shareholders' equity, and will remain in this account until the cancellation of the shares.

In 2008, Fibria (then VCP) and Suzano requested pre-approval from the Brazilian Securities Commission (CVM) to acquire own shares and the payment of an amount related to the transaction to avoid possible litigation, since the acquisition would be carried out at market price, which was lower than the contractually agreed price. On June 5, 2008, the CVM Board authorized the acquisition at the market price of the shares involved and did not objection to the payment of the agreed amount.

17	Shareholders' Equity

(a)	Capital

Capital stock at September 30, 2010, totally subscribed and paid up, was represented by 467,934,646 common registered shares without par value.

On May 30, 2009, the EGM approved the conversion of 244,347,953 preferred shares issued by the Company into common shares, based on the ratio of one preferred share for each 0.91 common share.

On July 2, 2009, the deadline to exercise the right of withdrawal, defined by the EGM of May 30, 2009, expired. The EGM approved the conversion of all 244,347,953 preferred shares of the Company into common shares in the proportion of one preferred share for each 0.91 common share.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

The right of withdrawal was exercised by 14 shareholders that held 36,670 preferred shares. Based on the withdrawal amount of R$ 20.61 per share, corresponding to the equity per share issued by the Company on December 31, 2008, the amount due to dissenting shareholders amounted to R$ 756.

The withdrawal amount was charged to "Capital reserves", and the Company's treasury area, was instructed to cancel or place in the market the 33,371 common shares resulting from the conversion of the dissenting shareholders' shares.

(b)	Capital increase

On May 27, 2009, a capital subscription in the amount of R$ 4,005,091 was approved by the EGM of February 6, 2009, increasing capital from R$ 3,052,211 to R$ 7,057,302, on the subscription of 210,794,252 newly registered book entry shares, without par value, being 62,105,263 common shares and 148,688,989 preferred shares.

On November 12, 2009, the period in which the holders of preferred class A shares issued by Aracruz could exercise their withdrawal rights expired due to the merger by Fibria of all the shares issued by Aracruz. As a consequence of the exchange ratio adopted, there was an issue of 77,770,294 common registered book entry shares with no par value, thus increasing capital by R$ 529,843. Consequently, the Company's capital was increased to R$ 7,587,145, representing 464,934,646 common registered shares with no par value.

On December 22, 2009, the shareholders approved, in an EGM, an increase of capital, without the issuance of new shares, in the amount of R$ 792,252, through the capitalization of the “Share Premium Subscription Reserve”, increasing the Company's capital stock to R$ 8,379,397.

(c)	Dividends and interest on own capital

The Company's bylaws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as provided for by Brazilian Corporate Law.

(d)	Revenue reserves

The legal reserve is constituted through the appropriation of 5% of the net income for the year. The investment reserve, corresponding to the balance of retained earnings, after the constitution of the legal reserve and the special dividend reserve, is mainly destined for investment plans as per the capital budget, and the processes of plant modernization and maintenance, as approved by the Supervisory Board and the Board of Directors.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(e)	Earnings per share

.	Basic

The basic earnings per share is calculated by dividing the net income attributable to the shareholders by the weighted average of the quantity of shares issued during the period, excluding the shares purchased by the Company, and maintained as treasury shares. Dividends paid to the holders of preference shares and any premium paid on the issue of preference shares during the period are deducted from the net income attributable to shareholders.

	30/09/2010	30/09/2009

Net income attributable to the shareholders of the parent company before deductions	438,376	1,935,226
(-) Premium paid on the issue of preference shares		(108,643)
= Net income attributable to shareholders of the parent company	438,376	1,826,583
Weighted-average of quantity of ordinary shares issued	467,763,741	174,402,490
Earnings per share (in R$) - Basic	0.94	10.47

.	Diluted

The Company has no debt convertible into shares and share purchase options. Consequently, does not present potential ordinary shares for dilution purposes.

18	Financial Instruments

The majority of Fibria's sales are denominated in U.S. dollars, while its costs are predominantly incurred in Brazilian reais. Accordingly, there is a natural currency mismatch between the Company's costs and revenues.

In addition, the Company has liabilities pegged to different indices and currencies, which may impact its cash flow. In this context, derivatives are used for hedging purposes as follows: (i) cash flow hedge against currency mismatching and volatility in pulp prices, (ii) debt repayment hedge against interest and exchange rate volatility, and (iii) volatility in the price of pulp or other risk factors. Amounts presented are expressed in Brazilian reais (R$), U.S. dollars (US$) or yen (JP¥).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(a)	Policy on the use of derivatives

Fibria's Board of Directors approved on December 18, 2009 the annual revision of the Market Risks Management Policy and Cash Management Policy which regulate its use of derivative financial instruments. The Market Risks Management Policy requires every contracted derivative to be matched to an underlying asset derived from operating transactions, the volume of commodities or debt and its related index. Accordingly, derivative transactions are only permitted if linked to an effective exposure (hedge), and leveraging financial instruments are not allowed.

Fibria calculates its net exposure to each risk factor. When a risk factor refers to the U.S. dollar or euro, maximum hedge limits are determined for up to 12 months. In case of terms from 12 months to 24 months, there must be previous approval from Fibria's Executive Board, as advised by the Financial Committee. In relation to interest rate risk, operations with terms and amounts compatible with the corresponding debts may be carried out. The Company must maintain at least 25% of its debt subject to pre-established interest rates. For the other risk factors (including pulp prices), any and all operations with maximum terms of 12 months which, under extreme market conditions (stress scenario), do not represent more than 10% of EBITDA, must be submitted for the approval of Fibria's Executive Board, as advised by the Financial Committee. Whenever these operations do not meet such criteria, the Board of Directors must be consulted.

For the analyses of exposure to each risk factor, in the case of foreign exchange rates, the Company's forecast of its export flow was considered, based on the budget, discounting costs, investments, debt and foreign currency derivatives, which results in a net exposure for the period. For the other exposures presented, (Pre R$ and Fixed US$ - both exposures to Pre-established rates), the positions of derivatives, debt and cash for the reference date were considered. Presented below are the net exposures, by risk factor, for each of the 12 subsequent months. The amounts were calculated at present value.

Net exposure	Currency	Pre	Fixed
Next 12 months (*)	(US$)	(R$)	(US$)

October	186,293	55,608	(52,610)
November	266,139	50,408	(49,233)
December	169,414	58,987	(53,665)
January	271,016	(752,877)	(47,416)
February	264,347	79,385	(47,397)
March	251,267	28,465	(37,340)
April	251,845	73,630	(37,378)
May	199,378	26,563	(90,188)
June	220,686	24,342	(48,136)
July	141,284	(549,107)	(131,140)
August	257,450	(3,524)	(5,404)
September	183,429	(5,716)	(68,246)

(*) Chart not audited/reviewed by our independent auditors.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(b)	Contracted derivatives

All derivatives contracted by Fibria are marked to market daily. The portfolio sensitivity and stress analysis are effected periodically and presented to the committees. The compliance with the policies is presented monthly in committee meetings, where the main market risks to which Fibria is exposed are also analyzed and discussed.

Initially, we present a detailed table of outstanding derivatives, organized by maturity, counterparty, notional value and fair value.

		September 30, 2010		June 30, 2010
Maturity	Counterparty	Notional in US$	Fair value	Notional in US$	Fair value
SWAP JPY x USD
January, 2014	Citibank	45,000	14,525	45,000	10,247
Swap float (LIBOR 3M x fixed
February, 2014	Morgan Stanley	164,953	(8,104)	176,735	(6,723)
February, 2014	Goldman Sachs	82,600	(4,209)	88,500	(3,546)
July, 2014	Goldman Sachs	87,500	(6,111)	87,500	(4,623)
Swap DI x USD
September, 2018	Safra	250,000	(3,702)
Non Deliverable Forward
July,2010	BNP Paribas	-	-	4,000	(12)
July, 2010	HSBC	-	-	24,000	472
July,2010	Itaú	-	-	5,700	257
July, 2010	Morgan Stanley	-	-	5,000	284
August, 2010	BNP Paribas	-	-	16,500	154
August, 2010	Citi	-	-	5,000	294
August, 2010	HSBC	-	-	5,500	326
August, 2010	Itaú	-	-	8,000	70
August, 2010	Standard Bank	-	-	1,700	187
September, 2010	BES	-	-	2,500	24
September, 2010	BNP Paribas	-	-	1,000	29
September, 2010	HSBC	-	-	11,500	285
September, 2010	Standard Bank	-	-	11,700	842

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

		September 30, 2010		June 30, 2010
Maturity	Counterparty	Notional in US$	Fair value	Notional in US$	Fair value
October, 2010	BNP Paribas	18,000	2,808	18,000	138
October, 2010	Santander	8,500	859	-	-
October, 2010	Itaú	5,400	871	2,700	197
October, 2010	HSBC	5,138	873	5,000	102
October, 2010	Goldman Sachs	5,000	513	-	-
October, 2010	Standard Bank	5,000	1,080	5,000	325
October, 2010	B,Espirito Santo	3,000	396	3,000	(43)
October, 2010	Barclays	3,000	742	3,000	288
November, 2010	HSBC	13,832	3,303	13,700	1,191
November, 2010	Goldman Sachs	10,000	1,025	-	-

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

		September 30, 2010		June 30, 2010
Maturity	Counterparty	Notional in US$	Fair value	Notional in US$	Fair value
November, 2010	Santander	10,000	892	-	-
November, 2010	BNP Paribas	7,000	1,002	7,000	(41)
November, 2010	Standard Bank	5,000	1,078	5,000	319
November, 2010	B.Espirito Santo	2,500	403	2,500	29
December, 2010	BNP Paribas	22,000	3,156	12,000	381
December, 2010	HSBC	9,636	2,441	9,500	947
December, 2010	Standard Bank	9,000	2,050	9,000	670
December, 2010	Bank of America	6,000	1,577	6,000	651
December, 2010	B.Espirito Santo	5,000	862	5,000	103
December, 2010	Itaú	2,700	594	2,700	182
January, 2011	Bank of America	11,000	2,782	11,000	1,069
January, 2011	BNP Paribas	9,000	1,092	4,000	(30)
January, 2011	HSBC	8,328	2,108	8,200	808
January, 2011	B.Espirito Santo	8,000	1,294	8,000	76
January, 2011	Santander	7,000	629	-	-
January, 2011	Standard Bank	5,000	1,232	5,000	455
February, 2011	Santander	17,000	1,586	-	-
February, 2011	Bank of America	12,000	3,011	12,000	1,131
February, 2011	B.Espirito Santo	8,000	1,759	8,000	515
February, 2011	BNP Paribas	6,500	1,695	6,500	676
February, 2011	HSBC	3,127	587	3,000	96
March, 2011	Bank of America	13,000	3,238	13,000	1,185
March, 2011	HSBC	7,126	1,860	7,000	727
March, 2011	B.Espirito Santo	7,000	1,266	7,000	181
March, 2011	Standard Bank	7,000	1,742	7,000	638
March, 2011	Itaú	4,000	404	-	-
March, 2011	BNP Paribas	1,000	89	-	-
April, 2011	BNP Paribas	19,000	4,262	15,000	1,479
April, 2011	Standard Bank	14,000	3,457	14,000	1,240
April, 2011	B.Espirito Santo	7,000	1,280	7,000	188
April, 2011	Itaú	3,000	266	-	-
May, 2011	Itaú	10,000	1,023	-	-

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

		September 30, 2010		June 30, 2010
Maturity	Counterparty	Notional in US$	Fair value	Notional in US$	Fair value
May, 2011	B.Espirito Santo	5,000	440	-	-
May, 2011	BNP Paribas	4,000	399	-	-
June, 2011	Santander	10,000	1,004	-	-
June, 2011	Itaú	6,000	521	-	-
June, 2011	BNP Paribas	4,000	397	-	-
July, 2011	Itaú	16,000	1,517	-	-
July, 2011	Santander	4,000	394	-	-
			60,258		14,440

All operations are over the counter and registered at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). All NDF operations are represented by dollar sales.

In the following tables are presented the same derivatives, segregated by type of derivative, opened by the active and passive status of operations (for swap contracts), by the hedge strategy adopted by the Company, and by the schedule of potential disbursements and receipts.

Description by type of derivative.

	Reference value (Notional) - in currency of origin			Fair value
Type of derivative	September 30, 2010	June 30, 2010	December 31, 2009	September 30, 2010	June 30, 2010	December 31, 2009

NDF (USD)	391,787	346,900	272,000	67,859	19,085	13,474
Call (USD)			(90,000)			(635)
Swap JPY x USD (JPY)	4,754,615	4,754,615	4,754,615	14,525	10,247	7,729
Swap LIBOR x DI (USD)			50,000			(18,202)
Swap DI x USD (USD)	250,000		37,000	(3,702)		9,022
Swap LIBOR x Fixed (USD)	335,053	352,735	388,100	(18,424)	(14,892)	(6,266)

				60,258	14,440	5,122

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

Present below is a summary of the open contracts by active and passive status and by type of contract:

	Reference value (Notional) - in currency of origin			Fair value
Type of derivative	September 30, 2010	June 30, 2010	December 31, 2009	September 30, 2010	June 30, 2010	December 31, 2009

Futures contracts
Cash flow hedge	391,787	346,900	272,000	67,859	19,085	13,474

Swap contracts
Dollar active status			50,000
CDI passive status			103,000
CDI active status	427,500		77,300
Dollar passive status	295,000	45,000	82,000
Yen active status	4,754,615	4,754,615	4,754,615
Position in interest (USD)	335,053	352,735	388,100
Total swap contracts				(7,601)	(4,645)	(7,716)

Options contract (call)			90,000			(636)

				60,258	14,440	5,122

Present below is a summary of the fair value and the net value by protection strategy:

Type of derivative	Fair value			Value paid or received
	September 30, 2010	June 30, 2010	December 31, 2009	September 30, 2010	June 30, 2010	December 31, 2009
Exchange hedge
Flow hedge	67,859	19,085	12,838	10,464	2,107	3,664
Debt hedge	10,823	10,247	(1,450)	(1,170)		(12,008)

Interest rate hedge
Debt hedge	(18,424)	(14,892)	(6,266)	(2,162)	(18,202)	(1,764)

	60,258	14,440	5,122	7,132	(16,095)	(10,108)

The potential disbursement and receipt schedules for fair values:

	Exchange flow hedge	Exchange debt hedge	Interest rate hedge	Total

2010	26,527	32	(2,030)	24,529
2011	41,332	(2,238)	(9,011)	30,083
2012		(2,579)	(5,419)	(7,998)
2013		(2,653)	(1,780)	(4,433)
2014		19,088	(184)	18,904
2015		(1,200)		(1,200)
2016		(715)		(715)
2017		(358)		(358)
2018		1,446		1,446

	67,859	10,823	(18,424)	60,258

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

The fair value does not represent the cash required immediately to settle each contract, as such amounts are only required to be disbursed on the date of the contractual verification or maturity of each transaction, when the result will be determined, in accordance with the prevailing market conditions. The outstanding contracts at September 30, 2010 are not subject to margin calls or anticipated liquidation clauses resulting from mark to market variations. All operations are over the counter and registered at CETIP.

The following is a description of the types of existing derivatives and the underlying instruments that are being hedged.

(i)	Non-deliverable forward (NDF)

Fibria enters into U.S. dollar forwards with the aim of hedging part of its future export earnings against the appreciation of the Brazilian real versus the U.S. dollar.

(ii)	Conventional LIBOR vs. fixed rate swap

Fibria has positions on conventional swaps of LIBOR 3M versus the fixed rate with the objective of hedging debt linked to LIBOR against any increase in this rate. These swaps are matched to debts as regards underlying amounts, maturity dates and cash flows.

(iii)	Japanese yen versus U.S. dollar swap

Fibria has positions on conventional swaps of the Japanese yen versus the U.S. dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to debts as regards underlying amounts, maturity dates and cash flows.

(iv)	Conventional DI versus U.S dollar swap

Fibria has positions in conventional swaps of DI versus the U.S. dollar with the objective of tying the debt in reais, linked to DI, to a fixed debt in dollar. The values, terms and cash flows of these instruments are identical to those of the debt.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(v)	Fair value measurement of derivatives

Fibria determines the fair value of its derivative agreements which may differ from the mark-to-market (MtM) amounts that represent the amount estimated for future settlement. This difference might occur due to liquidity, spreads or counterpart interest in advanced settlement, among other aspects. Fibria believes that amounts obtained for those agreements, in accordance with the methods described below, reliably reflect fair values.

The methods used for the measurement of the fair value of the derivatives used by Fibria for hedging operations consider methodologies commonly used in the market and which are in compliance with widely-tested theoretical bases. For each of the instruments, we present below a summary of the methodologies used for fair value determination purposes:

.
Non-deliverable forward - a projection of the future exchange rate is made, using the exchange coupon for yields for prefixed Reais for each maturity date. The difference between the rate obtained in this manner and the contracted rate is determined. This difference is multiplied by the notional value of each contract and discounted to present value using the yields prefixed in reais.

.
Swap contracts - the present value of both the asset and liability are estimated through the discount of cash flows using the market interest rate for the currency in which the swap is denominated. The contract's fair value is the difference between the asset and liability.

The Company does not effect the mark-to-market (MtM) of financial applications in BOX, because of the understanding that the product offered by the financial institution is considered to be fixed income, with earnings tied to CDI, thereby not presenting any exchange risk to the Company.

(vi)	Sensitivity analysis

Under CVM Instruction 475, the sensitivity analysis for outstanding positions is based on three scenarios and, in each of them, the estimated cash flow is presented for the contract maturity date. In the same manner, the estimated cash flow for the maturity date of the hedged item is also presented. The data for yield curves and market quotations were obtained from Bloomberg L.P. and from the published data of the Commodities and Futures Exchange (BM&F).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

.	Scenario I - probable - is based on market yield curves and quotations at September 30, 2010. Management believes that the prevailing market conditions correspond to the probable scenario.

.	Scenario II - this considers an increase by 25% in the risk variable considered in the probable scenario, negatively affecting the fair value of derivative positions.

.	Scenario III - this considers an increase by 50% in the risk variable considered in the probable scenario, negatively affecting the fair value of derivative positions.

Presented in the table below is the sensitivity analysis for derivative financial instruments. The table presents the hedged asset or liability, the hedging derivative and the projected net result of the operation under three different scenarios. The export flow presented refers to the portion hedged by the operation of hedging the projected net revenue, originating from the sale of paper and pulp, that is tied to the US dollar.

					Scenarios
Description	Index	Risk	Probable	Possible (25%)	Remote (50%)

Export flow	USD	Dollar high	676,842	846,052	1,015,263
NDF	USD	Dollar high	74,473	(94,737)	(263,948)

			751,315	751,315	751,315

Pre-payment	LIBOR 3M	Drop in Libor 3M	(7,880)	(6,007)	(4,134)
Swap LIBOR x Fixed	LIBOR 3M x Fixed	Drop in Libor 3M	(18,953)	(20,826)	(22,699)

			(26,833)	(26,833)	(26,833)

Bond	JPY	Drop in JPY	(112,927)	(84,695)	(56,463)
Swap JPY x USD	JPY x USD	Drop in JPY	13,231	(15,001)	(43,233)

			(99,696)	(99,696)	(99,696)

NCE	CDI	Drop in DI	(951,220)	(802,896)	(676,394)
Swap DI x USD	DI x USD	Drop in DI	1,374,770	1,226,446	1,099,944

			423,550	423,550	423,550

The tables below present the estimated future cash flows of loans and financial investments of the Company in each of the three scenarios, for the risk factor variation considered. The Probable scenario is the base scenario, which is the same for all risk factors.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

.	Loans

			Scenarios
	Index	Risk	Probable	Possible (25%)	Remote (50%)

BNDES	TJLP	TJLP high	1,933,098	2,253,437	2,360,646
BNDES	UMBND	ECM high	318,475	365,455	379,731
BNDES	UMBND	UMBND high	318,475	398,093	477,712
Loan	Libor	Libor high	8,550,412	8,698,818	8,850,031
Loan	Libor	Dollar high	8,850,412	10,688,015	12,825,619
Loan	CDI	CDI high	220,851	228,862	236,748
Loan	Dollar	Dollar high	8,431,179	10,538,974	12,646,769

.	Investments

			Scenarios
	Index	Risk	Probable	Possible (25%)	Remote (50%)

Investment	CDI	Drop in CDI	1,934,409	1,883,857	1,808,030
Investment	Dollar	Drop in the dollar	355,261	266,446	177,630

Presented below is how the result for the period and the shareholders equity would have been affected by changes in the variable of the relevant risk to which the Company was exposed at the end of the reporting period.

The variable of the relevant risk for the Company in the period, considering the period of three months for next measurement, is its dollar exposure. Management believes that the reasonably possible scenario is an elevation in the US dollar quotation, according to the market expectation disclosed in the Focus bulletin of the Brazilian Central Bank. The other risk factors were considered to be irrelevant for the results on financial instruments.

Instruments denominated in foreign currency (US$)	Scenario	Income (expense)
Loans and financing	Increase of	(173,999)
Cash, cash equivalents and securities	2.11% in dollar quotation in	4,339
Derivatives	relation to Ptax of September 30,	14,212
Trade accounts receivable	2010 – R$ 1.6942 versus	16,142
Accounts payable	1.73	(689)

		(139,995)

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(vii)	Credit Risk

Fibria is subject to credit risk with counterparties for the following financial instruments: derivatives; time deposits; CDBs; RDBs; Fixed Income Box; and committed transactions. The table below presents the ratings of the counterparties to those transactions, based on recent available data.

Counterparty	Moody's	S&P	Fitch

Banco Alfa de Investimentos S.A.			A+ (bra)
Banco BNP Paribas Brasil S.A.		brAAA
Banco Bradesco S.A.	Aaa.br (3)	brAAA	AAA (bra)
Banco Citibank S.A.		brAAA
Banco do Brasil S.A.	Aaa.br (3)		AA+ (bra)
Banco Safra S.A.	Aaa.br (3)		AA+ (bra)
Banco Santander (Brasil) S.A.	Aaa.br (3)	brAAA	AAA(bra)
Banco Votorantim S.A.	Aaa.br (3)	brAA+	AA+ (bra)
HSBC Bank Brasil S.A.	Aaa.br (3)
Itaú Unibanco Banco Múltiplo S.A.	Aaa.br (3)	brAAA	AAA(bra)
Barclays (*)	A1	A+	AA-
Goldman Sachs Group Inc (*)	A1	A	A+
Morgan Stanley (*)	A2	A	A

(*) Rating at the global level
Sources - Bloomberg, Moody's, S&P and Fitch

(*) Chart not audited/reviewed by our independent auditors.

(viii)	Liquidity risk

As regards liquidity risk, Fibria's policy is to maintain cash and net financial investments of, at least, the aggregate amount corresponding to estimated payments of financial and operating expenses for the next three months. All derivatives are contracted in the over-the-counter market and do not require margins. The financial investments predominantly have immediate liquidity.

(ix)	Product curves

In building the yield curves used to determine the price of derivatives, public data from BM&F and proprietary data from Bloomberg L.P. were utilized. The yield curves are set out below.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

.	Interest rate curve (Brazil)

Term	Rate (p.a.) - %

1M	10.6360
6M	10.7580
1Y	11.2937
2Y	11.8839
3Y	11.8596
5Y	11.7500
10Y	11.6500

.	Interest rate curve (United States)

Term	Rate (p.a.) - %

1M	0.2563
6M	0.3287
1Y	0.3999
2Y	0.5978
3Y	0.8704
5Y	1.5326
10Y	2.0875

.	Dollar coupon

Term	Rate (p.a.) - %

1M	12,1121
6M	3.6300
1Y	2.8657
2Y	2.7900
3Y	3.0180
5Y	3.6089
10Y	3.8895

.	3M LIBOR Projection

Term	Rate (p.a.) - %

1M	0.2900
6M	0.3941
1Y	0.5312
2Y	1.0513
3Y	1.7570
5Y	3.1101
10Y	3.8032

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

19	Financial Result

The financial result (Parent company and Consolidated) for the quarters ended September 30, 2010 and 2009 can be summarized as follows:

	Parent company		Consolidated
	September 30		September 30
	2010	2009	2010	2009

Financial expenses
Interest on loans and financing	(355,187)	(197,546)	(574,224)	(568,235)
Appropriation of interest-acquisition of Aracruz shares	(241,993)	(255,156)	(241,993)	(361,134)
Other financial expenses	(39,083)	(11,031)	(63,248)	(50,272)

Financial income
Financial investment yield	116,012	95,388	164,335	136,328
Gains on derivative financial instruments	52,778	21,563	52,663	195,974
Reversal of indexation charges on contingent liabilities (1)	73,409		73,409
Reversal of indexation charges on PIS and COFINS – 9718/98 (2)				159,918
Reversal of indexation charges on definitively judged ICMS process				24,401
Other financial income	13,887	2,525	41,502	14,479

Exchange gains/losses and indexation charges
Exchange gains/losses on loans and financing	72,067	858,609	189,250	2,593,417
Exchange gains/losses and indexation charges on other assets and liabilities	129,578	(97,706)	(49,552)	(393,538)

Net financial result	(178,532)	416,646	(407,858)	1,751,338

(1)	Indexation charges on the provision for social contribution on export revenues in 2003 reversed in 2010 (Note 15(iv)).

(2)	Indexation charges on the provision for PIS and COFINS reversed in 2009 (Note 15(ii)).

20	Benefits to employees

(a)	Variable Remuneration Program

The Parent company and its subsidiaries maintain a performance based bonus program for their employees, linked to their personal plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. At September 30, 2010, the Company recorded a provision of R$ 39,450 (September 30, 2009 - R$ 43,223).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

(b)	Defined Contribution Pension Plan

In 2000, the Company joined the Senador José Ermírio de Moraes Foundation (Funsejem), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund's rules, the Company matches employees' contributions to Funsejem, which may range from 0.5% to 6% of nominal salary. The Company's contributions for the quarter ended September 30, 2010 amounted to R$ 5,037 (R$ 3,045 at September 30, 2009). The employees' and officers' contributions for that period amounted to R$ 8,204 (R$ 4,250 at September 30, 2009). The merged company Aracruz, instituted the Aracruz de Seguridade Social Foundation (ARUS), a not-for-profit closed-ended private pension plan, which currently operates as a multi-employer sponsored fund. In September 1994, the sponsor Portocel - Terminal Especializado de Barra do Riacho S.A. became a sponsor of the private pension plan. The Company and Portocel sponsor the ARUS private pension plan. On December 15, 2009 the Company signed the Statement of Termination of Agreement for Membership in the Arus Private Pension Plan and Withdrawal of the Sponsor. If the request for withdrawal of the sponsors of ARUS private pension plan is approved, the sponsors' commitment, calculated in accordance with MPAS/CPC Resolution 06/88, is fully covered by the assets of the plan.

(c)	Medical Assistance to Retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers' Union to provide the funding for the lifetime medical assistance plan (SEPACO) for all of the Company’s employees, their dependents, until they come of age, and their spouses, for life.

The Company's policy prescribes that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

CPC 33 - "Benefits to Employees" requires that an entity calculate the present value of defined benefit obligations and the market value of the assets of the plans at the end of each reporting period and encourages the entity to contract qualified actuaries to measure such obligations. For interim reporting purposes, measurements are obtained by extrapolating the latest actuarial valuation by an independent expert. The amount recorded as expenses for the quarter ended September 30, 2010 was R$ 4,733 (R$ 6,450 at September 30, 2009).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

As at December 31, 2009, these plans had 1,963 participants, and the Company had provisioned an actuarial liability, calculated by an independent actuary, of R$ 74,181. The actuarial methods adopted comply with the effective accounting practices, in line with economic and biometric hypotheses, as follows:

Actuarial assumptions

Discount rate	6.75
Nominal growth rate of medical costs	3.0
Rate of increase of utilization of medical assistance	3.0
Long-term inflation	4.5
Biometric table of general mortality	UP-94

Based on the independent actuary's report, the position of actuarial calculations is as follows:

Balance

Reconciliation of liabilities
Present value of actuarial obligations	62,257
Cost of current service
Interest on actuarial obligations	8,000
Benefits paid	(4,282)
(Gains) losses	8,206
Balance of actuarial obligations at December 31, 2009	74,181
Complement to the actuarial provision in the period	4,733

Balance of actuarial obligations at September 30, 2010	78,914

21	Phantom Stock Options (PSO) – compensation program based on shares

On April 28, 2010, the Supervisory Board approved the Long-term Incentive Program, which consists of the plan to grant Phantom Stock Options, with the purpose of integrating executives in the development process of the Company in the medium and long term, permitting the participation in the appreciation of the share of the Company.

The program is based on the Phantom Stock Options (PSO) concept, which consists of an award in cash based on the appreciation, of the shares of the Company, in relation to a pre-fixed price by the program in a predetermined period. The plan does not provide for share trading (buy and sell). The Company’s President and Executive Directors are eligible for the plan.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

At each award, the eligible executive will receive a quantity of PSO, to be defined based on a target reward and on the expectation of the increase in the value of the Company. The target for the appreciation in the shares of the Company is established by the Supervisory Board and the number of PSO awarded will be calculated in such a manner that, if the appreciation target is attained, the resulting reward will be equal to the target value. The PSO can only be exercised if the vesting period of three years is complied with, as from the award date established in the contracts, and the maximum period for the exercise of the option is two years. Exceptionally, the first award, denominated Program 2009, has a variable vesting period.

The price for the exercise of the options is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume negotiated in the six months prior to the date of the award. Exceptionally, for the 2009 and 2010 Programs, an exercise price of R$ 27.55 (in Reais) was utilized, corresponding to the price on the first day that the ordinary shares of FIBR3 were negotiated.

In August 2010, the following options, denominated 2009 and 2010 Programs, were awarded:
2009 Program
Vesting period	Rights to exercise	Options	Exercise Price
-	08/27/2010	52,215	27.55
4 months	12/26/2010	52,215	27.55
14 months	10/27/2011	52,214	27.55
		156,644

2010 Program
Vesting	Rights to exercise	Options	Exercise Price
36 months	08/28/2013	223,207	27.55

Assumptions and calculation of fair value of options granted

The pricing of options was realized based on the Binomial Trinomial Trees – BTT model, due to its ease of implementation, validation and inclusion of the peculiarities of the program. This model is a numerical approximation of the “risk-neutral or martingales” methodology which is very utilized in the valuation of instruments that cannot have closed pricing formula.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

To determinate this value, the following economic assumptions were utilized:

	2010 Program	2009 Program

Share price volatility	5.72%	5.72%
Risk free return rate (1) - %	10.6% to 11.7%	10.4% to 11.7%
Average price of shares (average of 6 prior months)	31.33	31.33
Options exercise price	27.55	27.55
Weighted-average term of life of option (months)	28.94	59.43

Fair value of option resulting from the model (average)	7.17	6.68

(1)	The curve of pre-DI interest rate (Brazil) at the measurement date was utilized.

The settlement of this benefit plan for executives will be effected by the Company in cash when the options are exercised.

The variations in the quantity of share purchase options and their corresponding weighted average prices for the period are presented below:

	Quantity of options	Weighted average price for exercise of options, in reais

Open at the beginning of the period	-	-
Granted during the period	379,851	27.55
Open at the end of the period	379,851	27.55
Exercisable options at the end of the period	52,215	27.55

The remaining weighted average term for the exercise of open options at September, 2009 was twenty-three months.

In the period ended September 30, 2010, the total appropriated expenses amounted to R$ 678, recorded in the statement of operations in the account “general and administrative expenses” and the balance of the liability, recorded in “other accounts payable” was R$ 678.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

22	Insurance

The Parent company and its subsidiaries have insurance coverage for operating risk and comprehensive liability, with a maximum indemnity of US$ 1,800 million and US$ 25 million, respectively, corresponding R$ 3,050 million and R$ 42 million on September 30, 2010. The Company's Management considers these amounts to be sufficient to cover any potential liability, risks and damages to the assets and loss of profits.

The Company does not have insurance for its forests. To minimize the risk of fire, there are internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective until December 2010.

Besides the above mentioned insurance coverage, the Company has civil liability policies for directors and officers at amounts considered to be adequate by Management.

The risk assumptions adopted and their related coverage, considering their nature, are not an integral part of the audit of the financial statements, and accordingly were not audited/reviewed by our independent auditors.

23	Segment Information

Management defined the Group’s operational segments, based on the reports utilized for strategic decision making, revised by the directors, which are segmented between pulp and paper products.

The main information by business segments corresponding to the nine-month period ended September 30, 2010, can be summarized as follows:

	Nine-months ended September 30
		2010		2009
	Paper	Pulp	Paper	Pulp

Net revenues	763,129	4,517,644	870,923	3,430,923
Operating income	92,552	807,977	126,360	(43,320)

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

The geographic areas are determined based on the location of the customers. The net revenue of the Company, classified by geographic area, can be presented as follows:

		Consolidated
		September 30
	2010	2009

Europe	1,874,150	1,111,171
North America	1,195,510	777,367
Asia	1,032,964	1,298,137
Brazil and Latin America	1,178,149	1,115,171

	5,280,773	4,301,846

24	Business Combination

As mentioned on Note 1, on January 21, 2009 the Company acquired a controlling equity interest in Aracruz (merged on December 31, 2009). The acquisition method was utilized to record the identified acquired assets, liabilities assumed and the non-controlling equity interest.

Pursuant to paragraph 42 of CPC 15, the Company revalued its previous equity interest of 12.35% in Aracruz to fair value at the acquisition date and recognized the resulting gains in the statement of operations for the period:

Common shares held before business combination - in thousands	127,506
Share trading price on January 21, 2009 - in Brazilian reais	12.65

Fair value of the initial equity interest in Aracruz	1,612,956

(-) Book balances on January 21, 2009
Accounting cost of the investment (equity value and remaining goodwill balance)	(234,032)

Gross result of the evaluation at fair value of the initial participation	1,378,924

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at September 30, 2010 and 2009
All amounts in thousands of Brazilian reais, unless otherwise stated

The table below presents the Aracruz acquisition and the allocation of identifiable assets acquired and liabilities assumed, recognized on the acquisition date, the fair value on the date of acquisition of the non-controlling equity interest and the determination of goodwill:

Acquisition price taken into consideration
Present value payable to the Families (Lorentzen, Moreira Salles, Braga and Safra)	4,687,972
Fair value of initial equity interest in Aracruz	1,612,956
Fair value of non-controlling equity interest on the acquisition date	2,078,056

8,378,984

(-) Fair value of identifiable assets acquired and liabilities assumed
Advances to suppliers - Forestry Production Program	397,358
Property, plant and equipment	3,042,053
Intangible assets	779,000
Other assets	(19,326)
Loans and financing	140,276
Other liabilities	9,254

Total fair value of assets acquired and liabilities assumed	4,348,615

(+) Deferred income tax and social contribution arising from temporary differences on the acquisition date	1,293,269

(-) Net assets acquired at book value	962,495
(=) Goodwill based on the expected future profitability of the investment prior to the disposal on the sale of the Guaíba Unit	4,361,143
(-) Write-off of goodwill on the disposal of the Guaíba	130,693
(=) Goodwill based on the expected future profitability of the investment	4,230,450

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: November 12, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO